
DEXIA
Group
05005042

The Secretary-General



Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.


SUPPL

December 14th, 2004

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the French version of the procés-verbal of the Ordinary and Extraordinary General Meeting of the Shareholders, that took place on May 12, 2004

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.



GROUP

PROCES-VERBAL

Assemblée générale extraordinaire de Dexia SA
12 mai 2004

Square de Meeûs 1 à 1000 Bruxelles
RC Bruxelles n° 604 748
TVA: BE 458 548 296
N° d'entreprise : 0458 548 296

L'assemblée générale extraordinaire se tient à l'Auditorium 44, Boulevard du Jardin Botanique 44 à 1000 Bruxelles. La séance est ouverte à 18h20 sous la présidence de Monsieur François Narmon, président du conseil d'administration, qui souhaite la bienvenue à tous les participants.

Le déroulement de cette assemblée générale extraordinaire est décrit dans les deux annexes à ce procès-verbal :

(1) une copie de l'acte notarié rédigé par le Maître Carole GUILLEMYN, Notaire associé à Bruxelles, enregistré au 2ème bureau de l'Enregistrement d'Uccle le 26 mai 2004;
(2) le document intitulé "Assemblée générale extraordinaire – Dexia SA – 12 mai 2004 : questions orales et réponses des dirigeants".

Monsieur François Narmon

Monsieur Gilles Benoist

Monsieur Gaston Schwertzer

Monsieur Olivier Van Herstraeten

Annexes :

1) une copie de l'acte notarié rédigé par le Maître Carole GUILLEMYN, Notaire associé à Bruxelles, enregistré au 2ème bureau de l'Enregistrement d'Uccle le 26 mai 2004;
2) le document intitulé "Assemblée générale extraordinaire – Dexia SA – 12 mai 2004: questions orales et réponses des dirigeants".

" DEXIA "

Société anonyme.

1000 Bruxelles, square de Meeûs, 1.

Numéro d'entreprises 0458.548.296.

Taxe sur la valeur ajoutée numéro BE 458.548.296.

ACQUISITION D'ACTIONS PROPRES – ANNULATION D'ACTIONS PROPRES - RAPPORTS - ÉMISSION DE DROITS DE SOUSCRIPTION ET AUGMENTATION DE CAPITAL - CAPITAL AUTORISÉ - MODIFICATION STATUTAIRE - POUVOIRS.

Rép.

L'AN DEUX MILLE QUATRE.
Le douze mai

A Bruxelles, boulevard du Jardin Botanique, 44.
En présence de Maître Carole GUILLEMYN, Notaire associé, à Bruxelles.
S'est réunie l'assemblée générale extraordinaire des actionnaires de la société anonyme "DEXIA", ayant son siège social à 1000 Bruxelles, square de Meeûs, 1.
Société constituée sous la dénomination "Crédit Communal-Holding", par acte reçu le quinze juillet mil neuf cent nonante-six, par le notaire VAN de VELDE, à Bruxelles, publié aux Annexes au Moniteur belge du trente et un juillet suivant, sous les numéros 960731-145 et 146.
Dont les statuts ont été modifiés a plusieurs reprises et pour la dernière fois, aux termes du procès-verbal dressé le trente et un mars deux mille quatre, par le notaire Carole GUILLEMYN, a Bruxelles, publié aux annexes au Moniteur Belge du vingt-trois avril deux mil quatre sous les numéros 63048 et 63049.

Société ayant la numéro d'entreprises 0458.548.296.

COMPOSITION DE L'ASSEMBLÉE.

L'identité des actionnaires présents et des représentants des actionnaires, ainsi que le nombre de titres de chacun d'eux, sont mentionnés en la liste de présence ci-annexée.

Cette liste de présence est signée par chacun des actionnaires ou leurs mandataires; elle est arrêtée et signée par les membres du bureau.
L'identité des détenteurs de droits de souscription et de certificats nominatifs se rapportant à l'action Dexia, présents et de leurs mandataires, sont mentionnés en des listes de présence séparées. Les procurations sont sous seing privé et seront déposées au greffe avec une expédition de l'acte.

BUREAU.

La séance est ouverte à dix-huit heures quarante-cinq, sous la présidence de Monsieur François NARMON, président du conseil d'administration.

Le président choisit comme secrétaire Monsieur Olivier VAN HERSTRAETEN, secrétaire général de Dexia.
L'assemblée désigne comme scrutateurs Messieurs Gaston SCHWERTZER et Gilles BENOIST, administrateurs de la société.

EXPOSÉ DU PRÉSIDENT.

Le président expose et requiert le notaire soussigné d'acter que :

I. La présente assemblée a comme ordre du jour :

1) Proposition d'autoriser l'acquisition d'actions propres.

Proposition (a) d'autoriser le conseil d'administration, dans le respect des conditions imposées par la loi et ce, pendant une nouvelle période qui se terminera dix-huit (18) mois après la date de la présente assemblée générale, (i) à acquérir en Bourse ou de toute autre manière, des actions propres de la société à concurrence du nombre maximum légal pour une contre-valeur établie conformément au prescrit de toute loi ou tout règlement applicable au moment du rachat et qui ne pourra être inférieure à un Euro par action ni supérieure de plus de dix pour cent (10%) par rapport au dernier cours de clôture sur Euronext Bruxelles, et (ii) pour autant que de besoin, à aliéner les actions propres de la société, éventuellement au delà de la période de dix-huit (18) mois maximum prévue pour leur acquisition et (b) d'autoriser les filiales directes au sens de l'article 627, alinéa 1er du Code des Sociétés à acquérir ou aliéner des actions de la société aux mêmes conditions.

L'assemblée générale confie par ailleurs tous les pouvoirs au conseil d'administration, qui pourra à son tour déléguer ces pouvoirs, pour (i) déterminer les modalités et les conditions de revente ou d'aliénation des actions propres et (ii) décider et mettre en œuvre, le cas échéant, l'aliénation desdites actions propres.

Ces autorisations et délégations entreront en vigueur le sixième jour ouvrable suivant la date de la présente assemblée générale. A partir de cette même date, les autorisations temporaires accordées le quatorze mai deux mille trois au conseil d'administration et aux filiales directes visées ci-dessus prendront fin.

2) Proposition de renouvellement pour une période de trois ans les autorisations d'acquérir et de vendre des actions propres pour éviter à la société un dommage grave et imminent.

Proposition de renouveler pour une nouvelle période de trois ans à compter de date de la présente assemblée générale et conformément à l'article 7 alinéa 4 des statuts, les autorisations du conseil, visées aux alinéas 2 et 3 du même article, d'acquérir et d'aliéner des actions propres de la société pour éviter à la société un dommage grave et imminent. Ces autorisations sont également valables pour les filiales directes au sens de l'article 627 du Code des sociétés, conformément aux dispositions des statuts de la société.

3) Proposition d'annulation des actions propres

Proposition:

(i) d'annuler les trente-neuf millions deux cent quatre-vingt-un mille trente-sept (39.281.037) actions propres détenues par la société au quatre mars deux mille quatre, sans réduction du capital ;
(ii) de modifier en conséquence le premier alinéa de l'article 4 des statuts de la société, lequel est remplacé par la clause suivante :
« Le capital social souscrit et entièrement libéré s'élève à quatre milliards sept cent quatre-vingt six millions cent soixante-quatre mille quatre cent dix-sept euros cinquante-trois cents (EUR 4.786.164.417,53). Il est représenté par un milliard cent trente-cinq millions neuf cent quarante et un mille six cent quarante-trois (1.135.941.643) actions sans désignation de valeur nominale, représentant chacune un/un milliard cent trente-cinq millions neuf cent quarante et un mille six cent

quarante-troisième (1/1.135.941.643^{ième}) du capital social. » ;
(iii) de confier tous les pouvoirs au conseil d'administration ou à l'administrateur délégué agissant seul, avec faculté de sous-délégation, pour prendre toutes mesures et tous actes nécessaires à l'exécution de la présente décision d'annulation des actions propres et notamment pour procéder à la destruction des titres concernés.

4) Renouvellement de l'autorisation d'augmentation du capital dans le cadre du capital autorisé en période d'offre publique d'acquisition :

Proposition d'autoriser expressément le conseil d'administration conformément aux conditions légales pour une nouvelle période de trois ans, en cas d'offre publique d'acquisition portant sur les titres de la société, d'augmenter le capital moyennant apports en nature ou en numéraire, avec possibilité de limiter ou de supprimer le droit de souscription préférentielle des actionnaires existants, sans que ces augmentations de capital ne puissent dépasser le solde du capital autorisé.

5) Proposition d'émission de warrants en vue du plan d'actionnariat deux mille quatre.

Proposition d'émettre, sous la double condition suspensive (a) d'une décision du conseil d'administration de procéder à l'émission effective des droits de souscription, et (b) de l'attribution effective de ceux-ci par le conseil d'administration ou son (ses) mandataire(s), d'un nombre maximum de deux millions (2.000.000) droits de souscription, conférant chacun le droit de souscrire à une action de la société. Cette émission est faite, dans le cadre du plan d'actionnariat deux mille quatre, notamment en faveur des collaborateurs des réseaux d'agences indépendants du groupe dont celui de Dexia Banque Belgique SA, de certains collaborateurs indépendants du groupe Dexia et, le cas échéant, des collaborateurs de certaines filiales à l'étranger. Les droits de souscription sont soit exerçables immédiatement, soit exerçables à une ou plusieurs dates précises, déterminées par le conseil d'administration ou son (ses) mandataire(s), pour un prix d'exercice qui, par droit de souscription, sera égal à la moyenne des cours de clôture de l'action sur Euronext Bruxelles pendant les trente (30) jours précédant le jour du début de leur émission effective.

Proposition d'augmenter le capital sous la double condition suspensive (a) de

l'émission effective des droits de souscription et (b) de leur exercice, d'un montant égal au produit du nombre d'actions émises à la suite de l'exercice des droits de souscription par le pair comptable des actions ordinaires existantes de la société au moment de l'augmentation de capital, par l'émission d'un nombre d'actions ordinaires assorties de strips VVPR de la société, déterminé comme décrit ci-dessus. Les actions qui seront ainsi créées bénéficieront des mêmes droits que les actions existantes et auront droit au dividende relatif à l'exercice comptable de l'année de leur émission. La différence éventuelle entre la somme du prix d'exercice des droits de souscription et le montant de l'augmentation de capital sera affectée comme prime d'émission à un compte de réserve indisponible « prime d'émission ».

6) Proposition d'attribuer des pouvoirs au conseil d'administration

Proposition de conférer à des administrateurs agissant deux à deux, ou à l'administrateur délégué agissant seul, avec pouvoir de substitution, tous pouvoirs pour l'exécution des résolutions à prendre sur les points qui précèdent et notamment toutes adaptations ou ajustements des modalités de l'émission des droits de souscription (sans pouvoir toutefois modifier les caractéristiques économiques essentielles de l'émission telles que décrites dans le rapport du conseil, ni en particulier modifier le mode de détermination du prix de souscription), faire constater authentiquement l'exercice des droits de souscription et la réalisation de l'augmentation de capital et l'émission des actions qui en découlent, la modification des statuts suite au nouveau montant du capital et le nouveau nombre d'actions, l'affectation de la prime d'émission au compte indisponible, et coordonner les statuts.

II. Les convocations contenant l'ordre du jour ont été publiées dans :

1) Le Moniteur belge du vingt-trois avril deux mille quatre;

2) Le Financieel Economische Tijd des quatorze et vingt-trois avril deux mille quatre;

3) L'Echo des quatorze et vingt-trois avril deux mille quatre;

4) Le Luxemburger Wort du vingt-trois avril deux mille quatre;

5) Le bulletin des Annonces Légales Obligatoires (France) du vingt-trois avril deux mille quatre.

Les actionnaires en nom, les détenteurs de droits de souscription nominatifs et de

certificats nominatifs ont, en outre, été convoqués par lettre du huit avril deux mille quatre, soit quinze jours au moins avant la présente assemblée.
Une copie des rapports relatifs au point 5 à l'ordre du jour était jointe aux dites convocations.
Les administrateurs et les commissaires ont été invités par lettre du huit avril passé à assister à l'assemblée.
Une copie des rapports relatifs au point 5 à l'ordre du jour était jointe aux dites convocations écrites et a également été adressée aux détenteurs de titres au porteur qui en ont fait la demande.

III. Il existe actuellement un milliard cent septante-cinq millions deux cent vingt-quatre mille cent quatre-vingt (1.175.224.180) actions, dont cinquante millions quatre cent trente et un mille septante-cinq (50.431.075) actions propres acquises, sans droit de vote.
Il résulte de la liste des présences que six cent vingt-cinq millions cent nonante mille huit cent soixante-quatre (625.190.864) actions sont représentées, soit plus de la moitié du capital social sous déduction des actions propres acquises.
En conséquence, conformément à l'article 558 du Code des Sociétés, la présente assemblée est apte à délibérer et statuer valablement sur l'ordre du jour.

IV. Chaque action donne droit à une voix.
V. Pour assister à l'assemblée, les actionnaires se sont conformés à l'article 16 des statuts relatif aux formalités d'admission à l'assemblée.
Une copie des rapports relatifs au point 5 de l'ordre du jour a été transmise sans délai aux personnes qui ont accompli les formalités requises par les statuts pour être admises à l'assemblée, au moins cinq jours avant l'assemblée. Les personnes qui ont accompli les formalités après cette date ont reçu une copie de ces rapports lors de la présente assemblée.
Tout actionnaire a pu obtenir gratuitement, sur la production de son titre, quinze jours avant l'assemblée, un exemplaire de ces rapports.
VI. Pour être admises, les propositions sous 1 et 2 à l'ordre du jour doivent réunir quatre/cinquièmes des voix pour lesquelles il est pris part au vote, les propositions sous les numéros 3 à 5 doivent réunir les trois/quarts des voix pour lesquelles il est pris part au vote, et la dernière proposition doit réunir la simple majorité des voix.

Ces faits étant vérifiés et reconnus exacts par l'assemblée, celle-ci se reconnaît valablement constituée et apte à délibérer et à décider sur les points à l'ordre du jour.

Le Président expose ensuite les raisons qui ont motivé les points à l'ordre du jour, résume le rapport du conseil dont question ci-après et répond aux questions des

actionnaires présents.

DÉLIBÉRATIONS.

I. ACQUISITION D'ACTIONS PROPRES.

L'assemblée décide

(a) d'autoriser le conseil d'administration, dans le respect des conditions imposées par la loi et ce, pendant une nouvelle période qui se terminera dix-huit (18) mois après la date de la présente assemblée générale, (i) à acquérir en bourse ou de toute autre manière, des actions propres de la société à concurrence du nombre maximum légal pour une contre-valeur établie conformément au prescrit de toute loi ou tout règlement applicable au moment du rachat et qui ne pourra être inférieure à un Euro par action ni supérieure de plus de dix pour cent (10%) par rapport au dernier cours de clôture sur Euronext Bruxelles, et (ii) pour autant que de besoin, à aliéner les actions propres de la société, éventuellement au-delà de la période de dix-huit (18) mois maximum prévue pour leur acquisition et

(b) d'autoriser les filiales directes au sens de l'article 627, alinéa 1er du Code des Sociétés à acquérir ou aliéner des actions de la société aux mêmes conditions.

L'assemblée générale confie par ailleurs tous les pouvoirs au conseil d'administration, qui pourra à son tour déléguer ces pouvoirs, pour (i) déterminer les modalités et les conditions de revente ou d'aliénation des actions propres et (ii) décider et mettre en oeuvre, le cas échéant, l'aliénation desdites actions propres.

Ces autorisations et délégations entreront en vigueur à compter du sixième jour ouvrable suivant la date de la présente assemblée. A partir de cette même date, les autorisations temporaires accordées le quatorze mai deux mille trois au conseil et aux filiales directes visées ci-dessus prendront fin.

VOTE

Cette résolution est adoptée à cinq cent septante millions trois cent quatre-vingt-sept mille six cent trente-cinq voix.

II. ACQUISITION D'ACTIONS PROPRES - DOMMAGE GRAVE ET IMMINENT.

L'assemblée autorise le conseil d'administration pour une période renouvelable de trois ans, et conformément à l'article 7, quatrième alinéa des statuts, à partir de la publication aux annexes du Moniteur belge de la présente décision, à acquérir, par achat ou échange et à aliéner des actions propres de la société, sans autorisation préalable de l'assemblée générale, lorsque cette acquisition ou aliénation est nécessaire pour éviter à la société un dommage grave et imminent.

L'assemblée décide d'étendre l'autorisation susmentionnée aux acquisitions et aliénations d'actions propres de la société faite par une ou plusieurs de ses filiales directes, visées par l'article 627, premier alinéa du Code des sociétés, conformément aux dispositions des statuts de la société.

VOTE.

Cette résolution est adoptée à cinq cent quarante-huit millions cent un mille cinq cent vingt-cinq voix (548.901.525).

III. ANNULATION D'ACTIONS PROPRES.

1/ L'assemblée décide d'annuler les trente-neuf millions deux cent quatre-vingt-un mille trente-sept (39.281.037) actions propres détenues par la société au quatre mars deux mille quatre, sans réduction du capital, une réserve indisponible ayant été constituée à cet effet.

2/ L'assemblée décide de modifier en conséquence le premier alinéa de l'article 4 des statuts de la société, lequel est remplacé par :

« Le capital social souscrit et entièrement libéré s'élève à quatre milliards sept cent quatre-vingt six millions cent septante mille cinq cent vingt-sept euros trois cents (EUR 4.786.170.527,03). Il est représenté par un milliard cent trente-cinq millions neuf cent quarante-trois mille cent quarante-trois (1.135.943.143) actions sans désignation de valeur nominale, représentant chacune un/un milliard cent trente-cinq millions neuf cent quarante-trois mille cent quarante-troisième (1/1.135.943.143^{ième}) du capital social. »

3/ L'assemblée décide de confier tous les pouvoirs au conseil d'administration ou à l'administrateur délégué agissant seul, avec faculté de sous-délégation, pour prendre

toutes mesures et tous actes nécessaires à l'exécution de la présente décision d'annulation des actions propres et notamment pour procéder à la destruction des titres concernés.

VOTE.

Cette résolution est adoptée à cinq cent septante millions quatre cent neuf mille neuf cent nonante-quatre voix (570.409.994).

IV. RENOUVELLEMENT DE L'AUTORISATION D'AUGMENTATION DU CAPITAL DANS LE CADRE DU CAPITAL AUTORISÉ EN PÉRIODE D'OFFRE PUBLIQUE D'ACQUISITION.

L'assemblée autorise expressément le conseil d'administration conformément aux conditions légales pour une nouvelle période de trois ans, en cas d'offre publique d'acquisition portant sur les titres de la société, d'augmenter le capital moyennant apports en nature ou en numéraire, avec possibilité de limiter ou de supprimer le droit de souscription préférentielle des actionnaires existants, sans que ces augmentations de capital ne puissent dépasser le solde du capital autorisé.

VOTE.

Cette résolution est adoptée à cinq cent quarante-six millions trois cent quinze mille cent soixante-six voix (546.315.166).

V. ÉMISSION DE DROITS DE SOUSCRIPTION ET AUGMENTATION DE CAPITAL.

1. Le Président rappelle que le rapport spécial, établi par le conseil d'administration, conformément aux articles 583, alinéa 1er, 596 et 598 du Code des Sociétés relatif à l'émission d'un nombre maximum de deux millions (2.000.000) de droits de souscription en faveur notamment de certains collaborateurs indépendants du groupe et des collaborateurs des réseaux indépendants d'agences notamment de Dexia Banque Belgique société anonyme et, le cas échéant, de membres du personnel de certaines filiales à l'étranger dans le cadre du plan d'actionnariat deux mille quatre et à la suppression du droit de préférence par l'assemblée générale à l'occasion de cette émission des droits de souscription, et du rapport spécial du collège des commissaires établi conformément à l'article 596 du Code

des Sociétés relatif à la suppression du droit de préférence étaient joints aux convocations et que tout actionnaire a pu obtenir gratuitement, sur la production de son titre, quinze jours avant l'assemblée, un exemplaire de ces rapports.
Le Président indique, qu'en conséquence, il n'en sera pas donné lecture.
Un exemplaire de ces rapports restera annexé au présent procès-verbal.
Ce point n'appelant pas de vote, l'assemblée aborde le point suivant.

2. L'assemblée décide d'émettre, sous la double condition suspensive (a) d'une décision du conseil d'administration de procéder à l'émission effective des droits de souscription, et (b) de l'attribution effective de ceux-ci par le conseil d'administration ou son (ses) mandataire(s), d'un nombre maximum de deux millions (2.000.000) de droits de souscription, conférant chacun le droit de souscrire à une action de la société. Cette émission est faite dans le cadre du plan d'actionnariat deux mille quatre, notamment en faveur des collaborateurs des réseaux d'agences indépendants du groupe, dont celui de Dexia Banque Belgique société anonyme, de certains collaborateurs indépendants du groupe Dexia et, le cas échéant, des membres du personnel de certaines filiales à l'étranger.
   Les droits de souscription sont soit exerçables immédiatement, soit exerçables à une ou plusieurs dates précises, déterminées par le conseil d'administration ou son (ses) mandataire(s), pour un prix d'exercice qui, par droit de souscription, sera égal à la moyenne des cours de clôture de l'action sur Euronext Bruxelles pendant les trente (30) jours précédant le jour du début de leur émission effective.

3. L'assemblée décide d'augmenter le capital sous la double condition suspensive (a) de l'émission effective des droits de souscription et (b) de leur exercice, d'un montant égal au produit du nombre d'actions émises à la suite de l'exercice des droits de souscription par le pair comptable des actions ordinaires existantes de la société au moment de l'augmentation de capital, par l'émission d'un nombre d'actions ordinaires assorties de strips VVPR de la société.

   Les actions qui seront ainsi créées bénéficieront des mêmes droits que les actions existantes et auront droit au dividende relatif à l'exercice comptable de l'année de leur émission. La différence éventuelle entre la somme du prix d'exercice des droits de souscription et le montant de l'augmentation de capital sera affectée comme prime d'émission à un compte de réserve indisponible "prime d'émission".

VOTE.

Ces résolutions sont adoptées à cinq cent quarante-neuf millions neuf cent vingt-deux mille quatre cent huit voix (549.922.048).

VI. POUVOIRS.

L'assemblée décide de conférer à des administrateurs agissant deux à deux, ou à l'administrateur délégué agissant seul, avec pouvoir de substitution, tous pouvoirs pour l'exécution des résolutions prises sur les points qui précèdent et notamment toutes adaptations ou ajustements des modalités de l'émission des droits de souscription (sans pouvoir toutefois modifier les caractéristiques économiques essentielles de l'émission telles que décrites dans le rapport du conseil, ni en particulier modifier le mode de détermination du prix de souscription), pour faire constater authentiquement l'exercice des droits de souscription et la réalisation de l'augmentation de capital et l'émission des actions qui en découlent, la modification des statuts suite au nouveau montant du capital et le nouveau nombre d'actions, l'affectation de la prime d'émission au compte indisponible, et pour coordonner les statuts.

VOTE.

Cette résolution est adoptée à cinq cent septante millions quatre cent septante-huit mille deux cent septante-cinq voix (570.478.275).

L'ordre du jour étant épuisé, la séance est levée à dix-neuf heures vingt-cinq.

DONT PROCES-VERBAL
WAARVAN PROCES-VERBAAL

Gedaan, datum en plaats als hierboven
En na gedeeltelijke voorlezing en toelichting hebben de leden van het bureau en de aandeelhouders die het wensen, ondertekend met Ons, Notaris.

Passé, date et lieu que dessus.
Et après lecture partielle et commentée, les membres du bureau et les actionnaires qui le souhaitent ont signé avec nous, Notaire.

Suivent les signatures)

(Volgen de handtekeningen)

Enregistré douze rôles cinq renvois au 2ème bureau de l'Enregistrement d'Uccle, le 26 mai 2004, vol. 5/22, fol. 76, case 11 .Reçu : 25€. Le Vérificateur Principal (s) O. Meurice

Geregistreerd twaalf bladen vijf renvooien, op het tweede Registratiekantoor van Ukkel op 26 mei 2004, boek 5/10 blad 76 vak 11. Ontvangen : 25€. De Eerstaanwezend Inspecteur (getekend) O. Meurice

Voor eensluidend verklaard afschrift zonder de bijlagen, vrijgesteld van zegelrecht, om te dienen voor de openbare besturen.


C. GUILLEMYN GEASSOCIEERD NOTARIS BRUSSEL

Annexe 2


DEXIA

GROUP

Assemblée générale extraordinaire – Dexia SA – 12 mai 2004 : questions orales et réponses des dirigeants

1) Premier intervenant : un représentant de la société « Deminor » :

Comme vous le savez, Deminor conseille des actionnaires institutionnels pour l'exercice des droits de vote aux assemblées de sociétés comme la vôtre. Dexia Asset Management est par ailleurs un bon client. Mon intervention ne porte que sur deux résolutions : la deuxième et la quatrième. Ces résolutions contiennent des mesures dites « anti-OPA ». Quelle est la justification donnée par le conseil d'administration sur le besoin d'instaurer ce genre de mesure, dans le mesure où il y a déjà au sein de la société Dexia des actionnaires de référence ? La politique assez constante de la plupart des actionnaires institutionnels est de voter contre ce genre de résolution ; c'est l'instruction que les actionnaires m'ont donné aujourd'hui. Vous devez comprendre que les marchés financiers et les investisseurs institutionnels ne sont pas favorables à ce genre de mesure, certainement dans des sociétés qui ont déjà un niveau de protection assez élevé.

Réponse de Monsieur François Narmon :

Nous savons que ce genre de mesures n'a pas la faveur des investisseurs institutionnels. Le Conseil d'administration estime cependant qu'il est bon de maintenir ces dispositions. Nous espérons ne jamais devoir avoir recours à ce genre de mesures, mais nous voulons rester prudent.

Réponse de Monsieur Pierre Richard :

Comme vous l'avez dit, il s'agit d'un renouvellement d'une autorisation qui existe déjà. Je ne suis pas d'accord avec la formulation « anti-OPA » ; ces dispositions sont très différentes de certaines mesures réellement « anti-OPA » faites par d'autres sociétés dans d'autres pays ; certains pays ont maintenu des dispositifs protecteurs très puissants et clairs pour empêcher les OPA hostiles.

Nous estimons que ces mesures ont pour but de veiller à protéger l'intérêt des actionnaires : non pas en empêchant une OPA hostile, mais en imposant à l' « agresseur » des conditions financières suffisamment satisfaisantes pour les actionnaires. Je pense qu'il est intéressant pour les actionnaires d'une entreprise de savoir que si l'entreprise doit être « reprise », ce sera à un prix très élevé. Ces mesures n'empêche pour autant pas l'initiative d'un opérateur extérieur.

En outre, les mesures proposées ne s'enclenchent pas automatiquement. Il appartient au Conseil d'administration, qui comprend notamment neuf administrateurs indépendants, de décider si les mesures seront appliquées quand une offre sera faite. Il me paraît sage de reprendre dans les statuts un dispositif qui contient une possibilité d'intervention.

2) *Second intervenant (qui ne mentionne pas son nom) :*

Ma première question concerne la première proposition de résolution. Je constate que dans la proposition d'autoriser l'acquisition d'actions propres, il n'y a pas de cours maximum qui a été indiqué (comme cela se fait souvent chez des sociétés de droit français). Pourquoi n'avez-vous pas retenu un cours maximum ? N'est-ce pas dangereux de ne pas reprendre un cours maximum ?

La deuxième question concerne la seconde proposition de résolution. Que considère-t-on être un dommage grave et imminent?

Réponse de Monsieur François Narmon :

Notre secrétaire-général, Monsieur Olivier Van Herstraeten, vous apportera les réponses à vos deux questions.

Réponse de Monsieur Olivier Van Herstraeten :

Réponse à la première question : le droit belge n'exige pas de fixer un montant ; il prévoit par contre une règle qui permet de déterminer ce montant. Je crois qu'il est de l'intérêt de la société de prévoir une formule flexible et de ne pas plafonner le montant du rachat.

Réponse à la deuxième question : il y a beaucoup de littérature qui concerne la notion de « dommage grave et imminent ». On peut considérer qu'une OPA pourrait - dans certaines circonstances - être considérée comme un dommage grave et imminent.

Il revient au Conseil d'administration de justifier qu'une OPA peut entraîner un dommage grave et imminent pour la société.

Réponse de Monsieur Pierre Richard :

Je peux vous rassurer que cette responsabilité sera exercée par le Conseil d'administration avec beaucoup de vigilance parce que ce terme « dommage grave et imminent » figure dans la loi.



GROUP

PROCES-VERBAL

Assemblée générale ordinaire de Dexia SA - 12 mai 2004

Square de Meeûs 1 à 1000 Bruxelles
RC Bruxelles n° 604.748
TVA: BE 458 548 296
N° d'entreprise : 0458 548 296

L'Assemblée générale ordinaire se tient à l'Auditorium 44, Boulevard du Jardin Botanique 44 à 1000 Bruxelles. La séance est ouverte à 14h30 sous la présidence de Monsieur François Narmon, président du Conseil d'administration, qui souhaite la bienvenue à tous les participants.

(I) Convocations - Composition du bureau et de l'assemblée

L'Assemblée générale ordinaire a été convoquée conformément aux dispositions du Code des Sociétés. Les convocations contenant l'ordre du jour ont été publiées dans :

- Le Moniteur belge du 23 avril 2004 ;
- L'Echo des 14 avril et 23 avril 2004;
- Le Tijd des 14 avril et 23 avril 2004 ;
- Le Luxemburger Wort du 23 avril 2004;
- Le Bulletin des Annonces Légales Obligatoires (France) du 23 avril 2004.

La convocation a également été publiée dans "Le Soir", "La Libre Belgique", "Het Laatste Nieuws" et "De Standaard" (Belgique) et dans "La Vie Financière", Le "Journal des Finances", "Le Revenu" et "Investir" (France).

Les actionnaires nominatifs, les administrateurs, les commissaires, les détenteurs de droits de souscription nominatifs et les titulaires de certificats nominatifs émis avec la collaboration de la société ont été convoqués dans le respect des dispositions légales. Un exemplaire de la brochure de convocation est annexé à ce procès-verbal (annexe 1).

Les exemplaires justificatifs de publication des annonces contenant l'ordre du jour, ainsi qu'un exemplaire de la lettre de convocation ont été remis au bureau.

Conformément à l'article 17 des statuts, le président compose le bureau de l'assemblée comme suit:

- Messieurs Gilles Benoist et Gaston Schwertzer comme scrutateurs;
- Monsieur Olivier Van Herstraeten, Secrétaire-général de Dexia, comme secrétaire.

Pour assister à l'assemblée, les actionnaires se sont conformés à l'article 16 des statuts relatifs aux formalités d'admission à l'assemblée.

L'identité des actionnaires présents et des mandataires des actionnaires, ainsi que leur nombre de titres, sont mentionnés sur la liste de présence (annexe 2). Cette liste de présence est signée par chacun des actionnaires ou leurs mandataires; elle est arrêtée et signée par les membres du bureau qui ont également reçu les justificatifs de la publication des annonces contenant l'ordre du jour ainsi qu'un exemplaire de la lettre de convocation.

L'identité des détenteurs de droits de souscriptions et de certificats nominatifs se rapportant à l'action Dexia qui sont présents à la réunion, ou de leurs mandataires, est mentionnée sur les listes de présence.

Le président de l'assemblée indique que les administrateurs suivants sont présents : Mesdames Idrac et Taittinger, et Messieurs Benoist, Branson, Mazzotta, Mayer, Renders, Schwertzer, Tinant et Unwin. L'administrateur délégué, Monsieur Richard, est également présent.

Le président signale que la séance sera retransmise par Internet. Il communique que, par respect de la vie privée des participants à la réunion, seules les personnes placées sur le podium apparaîtront à l'écran.

(II) Exposé de Monsieur François Narmon, président du Conseil d'administration

Monsieur François Narmon, président du Conseil d'administration, prononce ensuite le discours suivant:

« Mesdames, Messieurs, Chers actionnaires,

Après les années 2001 et 2002 très difficiles sur le plan économique et financier, l'année 2003 fut vécue, somme toute, comme une année d'une honorable qualité pour le monde occidental. Et pourtant, 2003 avait fort mal commencé : dès le premier trimestre, la guerre en Irak et les incertitudes qui en découlaient, avaient perturbé lourdement le monde occidental, gelant toute initiative économique et politique.

Et, puis, graduellement, chacun a repris confiance. Le manque de lisibilité des indicateurs économiques n'a pas empêché les investissements de redémarrer, les capitaux de retrouver le chemin des marchés financiers et l'optimisme de nos concitoyens de revenir. C'est finalement une année 2003 surprenante dont nous faisons aujourd'hui en Assemblée générale le bilan.

L'an dernier dans cette même salle, nous nous félicitions de l'avènement de l'euro, et de la capacité des citoyens de l'Union européenne à utiliser cette nouvelle monnaie sans difficultés dans leurs échanges quotidiens.

Tout au long de l'année 2003, l'euro n'a cessé de se valoriser face au dollar, jusqu'à atteindre une parité inquiétante pour les responsables économiques et politiques, et bien sûr les investisseurs. Ceux-ci ont cependant retrouvé de l'appétit pour le placement en actions, en dépit des risques géopolitiques toujours aussi présents.

Finalement, la remontée des indices boursiers à compter du second semestre a fait que l'année 2003 a été une année de rebond pour l'industrie bancaire européenne, et en particulier pour le groupe Dexia. Le cours de notre titre, qui avait fortement chuté début 2003, s'est bien repris par la suite, pour terminer l'année sur une hausse globale de 16,13%, soit une performance meilleure que celle du BEL 20 (+10,82%) et identique à celle du CAC 40 (+16,13%).

Cette évolution positive du titre est de bonne augure pour notre société à l'instar de ses bons résultats financiers : plus de 1400 millions EUR de résultat net dégagés pour l'exercice 2003. Dexia s'affirme plus que jamais comme le leader mondial des services financiers au secteur public. Grâce à la fusion de Dexia Banque et d'Artesia Banking Corporation, notre groupe tient désormais une place de premier plan dans la banque de proximité en Belgique. Il a également bien résisté dans le domaine de la gestion d'actifs et il peut se comparer aisément avec les autres grands acteurs européens dans ce domaine.

Comme l'administrateur délégué abordera de manière plus détaillée les résultats du groupe et ses perspectives, je souhaiterais, comme chaque année, vous présenter les travaux du Conseil d'administration au cours de l'année 2003.

Permettez-moi avant toute chose de rappeler le décès de notre administrateur Paul-Louis Halley. Monsieur Halley est décédé accidentellement le 6 décembre dernier. Le Conseil tout entier a marqué sa profonde tristesse devant cette brusque disparition. Paul-Louis Halley était un homme avisé, talentueux et respecté de tous.

D'autres modifications sont intervenues au niveau du Conseil. Depuis l'Assemblée générale de l'année passée, Messieurs Pieter-Paul Van Besouw, Theo Rombouts et Philippe Bourguignon ont renoncé à leur mandat d'administrateur. Je tiens à les remercier pour leur participation active et compétente aux travaux de notre Conseil d'administration.

Madame Anne-Marie Idrac, Monsieur Francis Mayer et Monsieur Jan Renders ont rejoint notre Conseil d'administration ; il vous est proposé aujourd'hui de les nommer pour un nouveau mandat de 4 ans.

Comme vous pouvez le constater, deux femmes - Madame Anne-Claire Taittinger et Madame Anne-Marie Idrac - siègent désormais à notre Conseil et je m'en réjouis.

La composition du Conseil d'administration reflète également l'identité européenne du groupe en ce sens que cinq nationalités différentes y sont représentées.

Le Conseil d'administration de Dexia s'est réuni sept fois en 2003, avec un taux d'assiduité des administrateurs d'environ 85%. Il a examiné en toute indépendance – appuyé en cela par les comités spécialisés – l'évolution du groupe Dexia à la lumière de l'environnement économique et financier. Il en a défini la politique générale et la stratégie.

Avant d'aborder plus en détail les travaux des comités spécialisés du Conseil, permettez-moi de vous citer brièvement les principaux sujets traités par le Conseil en 2003 ; vous pourrez trouver, si cela vous intéresse, une description détaillée de ces différents sujets dans le rapport annuel.

Un premier point auquel le Conseil a été particulièrement attentif en 2003 est le renforcement du dispositif de contrôle au sein du groupe Dexia visant à rendre plus effectif encore le contrôle des différentes entités. Ce souci s'est traduit par un renforcement des moyens de l'audit interne et de la fonction « compliance ».

Je reviendrai sur ce sujet lorsque j'évoquerai le rapport du président du Conseil d'administration concernant les procédures de contrôle interne mises en place par la société; ce rapport est repris au premier point de l'ordre du jour de cette assemblée.

Le Conseil s'est également penché très attentivement et à plusieurs reprises sur l'évolution des dossiers Dexia Bank Nederland et Lernout & Hauspie.

Comme chaque année, il a approuvé le plan d'actionnariat destiné aux membres du personnel et aux collaborateurs du groupe ainsi que le plan de stock options pour 2003. Il a également marqué son accord sur les principes du programme de rachat d'actions propres autorisé par cette assemblée.

Je citerai également deux dossiers importants traités par le Conseil en 2003 à savoir :

- l'approbation du cadre de la nouvelle organisation du groupe qui a commencé à être mise en œuvre à partir du 1er janvier 2004 et dont vous parlera plus amplement Pierre Richard ;

- l'adoption d'un certain nombre de règles nouvelles en matière de corporate governance notamment au regard des administrateurs indépendants présents au Conseil. Des critères très stricts répondant aux réalités du groupe Dexia ont été adoptés à cet égard. Ainsi, par exemple, il est important de souligner qu'un administrateur qui représenterait un actionnaire détenant 5% ou plus du capital de Dexia SA ne pourrait être considéré comme indépendant au sens de nos critères, ce qui va au-delà des critères prévus par la loi belge du 2 août 2002 dite de « corporate governance » et des recommandations du rapport Bouton en France. Compte tenu de ces critères d'indépendance, le Conseil d'administration compte à ce jour neuf administrateurs indépendants sur un total de 19 administrateurs.

Conformément à son règlement d'ordre intérieur, le Conseil a également procédé en 2003 à son auto-évaluation. Dans l'ensemble, le taux de satisfaction des membres du Conseil par rapport aux questions posées peut être considéré comme très satisfaisant puisqu'il atteint 82%.

Parmi les décisions prises afin de répondre aux souhaits exprimés par les administrateurs dans le cadre de la procédure d'auto évaluation, je relèverai notamment les points suivants :

- le renforcement du rôle du comité stratégique ;
- l'augmentation du nombre de réunions du comité d'audit de 3 à 4 ;
- l'auto évaluation chaque année plutôt qu'une année sur deux ;
- la possibilité pour le président du Conseil d'administration de demander des informations ou de confier des missions à l'auditeur général du groupe.

Les délibérations du Conseil ont été préparées et éclairées par les travaux des 4 comités spécialisés qui ont fourni un travail fort apprécié. Comme vous le savez, ces comités ont certes un rôle consultatif, mais ils sont d'une grande importance à nos yeux car ils permettent au Conseil d'administration de profiter pleinement des compétences de chaque membre en lui assignant des missions spécifiques.

Je vous rappelle brièvement leurs compétences et les travaux accomplis en 2003.

Le *comité stratégique,* qui est composé de six administrateurs, est chargé d'évaluer la position stratégique du groupe Dexia, compte tenu de l'évolution de son environnement et de ses marchés ainsi que de ses axes de développement à moyen

terme. En 2003, le comité stratégique a étudié tout particulièrement le projet Bâle II et la nouvelle organisation du groupe.

Le *comité d'audit,* qui est actuellement composé de trois administrateurs, a pour mission d'une part de veiller à la sincérité des comptes sociaux et consolidés de Dexia ainsi qu'à la qualité des procédures permettant leur établissement. Il doit également s'assurer que les risques de tous ordres que Dexia est amené à prendre pour l'exercice de ses activités font l'objet d'un suivi approprié par des procédures fiables et méthodiques. Le comité d'audit s'est réuni quatre fois en 2003 et a notamment étudié, hormis le renforcement du contrôle interne au sein du groupe déjà évoqué, les rapports semestriels sur les activités de l'audit interne dans les différentes entités du groupe, le rapport du « Risk Management Group » sur la mesure et la surveillance des risques et le suivi du rapport des régulateurs sur les entités opérationnelles du groupe à New York.

Le *comité des rémunérations* qui comprend trois administrateurs, détermine notamment la structure et le niveau de la rémunération au sommet du groupe, ainsi que la politique de rémunération des comités de direction des principales filiales et la politique d'actionnariat salarié.

Il s'est réuni deux fois en 2003 et a notamment examiné l'analyse comparée des systèmes en vigueur dans les groupes européens en matière de calcul des parts variables et bonus, la fixation des conditions générales du plan d'actionnariat mondial réservé aux salariés ainsi que du plan de stock options 2003.

J'ajouterais que le Conseil se félicite du succès remporté par la politique actionnariale conduite par le groupe. En effet, au 31 décembre 2003, les collaborateurs du groupe Dexia possédaient très exactement 4,14% du capital de la société, pourcentage élevé, conforme aux objectifs que nous nous sommes fixés ce qui démontre l'attachement des collaborateurs implantés dans le monde entier au développement du groupe.

Enfin, *le comité des nominations,* qui est composé de six administrateurs, s'est réuni quatre fois en 2003. Il a traité notamment de la nomination ou du renouvellement des membres du Conseil d'administration, des comités spécialisés, et du comité de direction. Il a examiné également les critères d'indépendance des administrateurs.

Pour conclure, je dirais que l'année 2003 fut une année fertile et studieuse pour le Conseil d'administration qui s'est attaché à renforcer les procédures de contrôle interne, d'organisation de management et de bonne gouvernance.

Le gouvernement d'entreprise est une réalité tangible chez Dexia et notre groupe remplit lui-même son devoir d'actionnaires en tant que gestionnaire de fonds de placements ou de sicavs. Notre filiale Dexia Asset Management est en effet l'une des premières à avoir annoncé la mise en place d'une politique active de vote aux assemblées générales dans lesquelles elle investit.

Le Conseil d'administration a souhaité remercier les actionnaires de leur fidélité en proposant à votre approbation de verser un dividende brut en augmentation de 10,4% par rapport à l'année précédente, à EUR 0,53 par action.

La date de paiement du dividende a été fixée au 11 juin 2004.

*

*   *

Je termine sur cette annonce positive et passe maintenant la parole à Pierre Richard pour vous parler plus en détail de l'évolution de nos activités et de nos résultats. »

(III) Exposé de Monsieur Pierre Richard, administrateur délégué et président du comité de direction de Dexia

Monsieur Pierre Richard prononce ensuite le discours suivant:

« Mesdames, Messieurs,

Je suis très heureux de saluer à mon tour les actionnaires présents dans la salle ou reliés avec nous par Internet, les actionnaires fondateurs du groupe Dexia, les investisseurs institutionnels et les nombreux actionnaires individuels, Je vous renouvelle mes remerciements pour l'intérêt que vous portez à notre entreprise.

L'assemblée annuelle des actionnaires est plus que jamais un temps fort de la vie d'une entreprise. C'est le moment de rendre des comptes sur les actions menées, mais aussi de dresser les grandes lignes de notre projet, de manière très concrète. Nous avons donc choisi de réserver à l'Assemblée générale la primeur d'annonces importantes, comme nos perspectives de résultats pour 2004 à l'aune des résultats du 1er trimestre 2004, qui sont publiés aujourd'hui même et que j'évoquerai tout à l'heure.

Mes collègues du Comité de direction sont bien sûr présents : Dirk Bruneel, Jacques Guerber, Marc Hoffmann, Axel Miller et Rembert von Lowis. Notre équipe a été complétée le 1er janvier 2004 avec la nomination de Monsieur Claude Piret comme Directeur des Opérations et des Technologies de l'information.

Je commencerai mon exposé par une brève synthèse des résultats de l'exercice 2003 qui sont aujourd'hui largement connus. Je vous parlerai ensuite des résultats du 1er trimestre 2004 et je terminerai mon propos en parlant des perspectives et de la stratégie de Dexia.

(I) Les résultats de l'exercice 2003

L'année 2003 a été marquée par un net redressement du résultat du groupe Dexia, puisque la croissance de son bénéfice net a été de + 10,2% à 1 431 millions EUR, ce qui est un beau chiffre quand on compare les résultats d'ensemble des entreprises. Hors éléments non récurrents et à périmètre constant, la croissance atteint même 15,2%. A taux de change constant (étant donné qu'une part importante de nos résultats est libellée en dollars), la progression serait de 18,5%, ce qui est pour nous plus que satisfaisant.

Ainsi, après l'exception de 2002 - où vous avez vu une baisse modérée du résultat - 2003 marque le retour de Dexia sur sa ligne de marche traditionnelle engagée depuis 1996 : poursuivre une croissance durable, régulière et solide.

Ce bon résultat des activités courantes, c'est à dire hors éléments non récurrents et à périmètre constant, est l'effet cumulé de trois facteurs :

1. Un produit net bancaire en hausse de +3,8% grâce à une activité de crédit toujours dynamique. Notons que ce résultat a été obtenu dans un contexte boursier, qui restait quand-même longtemps dans l'année 2003 peu favorable, le deuxième semestre a été marqué par une reprise dans les marchés financiers.

2. Une maîtrise remarquable des frais généraux qui baissent de 0,3%, par rapport à 2002 où la baisse avait déjà été de 4,3%. Ainsi, la discipline instaurée sur ce point très important depuis 3 ans au sein du groupe Dexia continue et continuera de porter ses fruits.

3. Enfin, la baisse du coût du risque, qui s'est traduite par une diminution de 41% des dotations aux provisions (bien-sûr validé par nos commissaires-réviseurs), confirme le faible profil de risque de Dexia qui est bien inférieur à celui de la profession bancaire, comme vous le voyez sur ce visuel. Nous sommes vraiment une banque de profil de risque très bas.

Concernant notre filiale aux Pays Bas, Dexia Bank Nederland, j'évoquerai deux points précis: les risques de crédit et les risques juridiques.

Nous n'avons pas eu à accroître en 2003 nos provisions pour risque de crédit. Comme nous l'avons dit à plusieurs reprises, nous considérons que nous sommes couverts de façon adéquate à cet égard.

S'agissant des risques juridiques (ceux-ci ne peuvent être ignorés) nous avons souhaité donner, sur ce point, une information complète dans notre rapport d'activité et dans notre rapport annuel. Dexia Bank Nederland n'a pas constitué de provision pour ce type de risque à ce jour, étant donné qu'on ne constitue une provision que lorsqu'on peut raisonnablement penser qu'un risque existe, et que son montant peut être estimé avec un degré de certitude suffisamment élevé ; ceci n'est pas le cas aujourd'hui. Les décisions de justice rendues depuis la publication des comptes 2003 depuis quelques semaines n'apportent aucun élément nouveau qui nous soit défavorable.

Je reviens maintenant sur les résultats de l'année 2003. Quatre points sont à retenir :

1) Notre métier principal, les services financiers au secteur public, le financement de projets et le rehaussement de crédit (qui en 2003 représentait la moitié du résultat du groupe), a continué de remporter des succès aussi bien en Europe qu'aux Etats-Unis. Son résultat net (part du groupe) s'est amélioré de +8,2%, à 783 millions EUR, malgré la baisse du dollar qui a amputé une partie des résultats.

2) S'agissant des services financiers de proximité, l'amélioration des performances de ce métier a été spectaculaire, avec un résultat net (part du groupe) en augmentation de 50,9%, à 286 millions EUR. Les revenus ont progressé de 6,2% notamment sous l'effet d'une action commerciale vigoureuse, et dans le même temps les charges ont progressé très faiblement.

3) Dans le métier de gestion d'actifs financiers, la baisse du résultat sous jacent à 204 millions EUR, soit -13,8%, s'explique principalement par le contexte boursier défavorable en début d'année 2003 et les difficultés que nous avons rencontrées aux Pays Bas. Mais l'amélioration des résultats de ce métier, trimestre après trimestre au cours de l'année 2003, nous rend optimiste pour l'année 2004.

4) Enfin, les activités de marchés financiers, qui sont indispensables pour la vie du groupe, ont connu un résultat en repli léger de - 6,6%, à 263 millions EUR, mais seulement -1,1% à taux de change constant. Cette baisse s'explique par notre volonté de réduire la volatilité des résultats du groupe Dexia en diminuant les fonds propres économiques alloués à certaines activités de ce métier. Ce n'est donc pas une contre-performance. Bien au contraire, puisque la rentabilité de ce métier s'est encore amélioré.

Je terminerai cette présentation synthétique des résultats 2003 par la présentation des indicateurs de performance qui sont généralement comparables avec les présentations d'autres groupes financiers :

1) Le coefficient d'exploitation sous-jacent, qui est le rapport entre les frais et les revenus (hors éléments non récurrents et effet périmètre) s'est nettement amélioré, passant de 61,1% en 2002 à 58,7% en 2003.

2) Le ROE (rendement des fonds propres) continue à progresser passant de 16,2% en 2002 à 16,5% en 2003, alors que notre base de fonds propres a augmenté à 9,9%.

3) Enfin, le bénéfice net par action est quant à lui passé de 1,13 EUR en 2002 à 1,24 EUR soit une augmentation de 9,5 %, ce qui est en ligne avec la croissance moyenne de ces résultats obtenus depuis la création de Dexia. Nous vous montrons un graphique à ce sujet : vous voyez que la tendance est une augmentation du résultat net par action assez substantielle et régulière. Le résultat net par action est un indicateur simple à retenir et qui résume la création de valeur de Dexia.

Comme proposé par Monsieur Narmon, nous vous proposons de verser un dividende brut en augmentation de 10,4% par rapport à l'année précédente, à 0,53 EUR par action.

(II) Les résultats du premier trimestre 2004

C'est aujourd'hui que nous annonçons les résultats du premier trimestre 2004, et je suis très heureux de les commenter pour la première fois devant nos actionnaires.

Ces résultats sont excellents. J'en félicite les équipes qui y ont largement contribué.

Un communiqué de presse détaillé vous a été distribué à l'entrée de la salle.

La bonne tendance affichée par nos résultats au cours de 2003 s'est poursuivie et s'est même amplifiée au cours du premier trimestre 2004, et j'espère que cela continuera au

cours de l'année. Comme vous voyez, notre résultat net « part du groupe » s'est accru de 56%, à 491 millions EUR.

Abstraction faite des éléments non récurrents, et à périmètre constant, les résultats de ce premier trimestre restent excellents puisqu'ils se soldent par une croissance de 31,8%. Et pourtant, nous avons comme au 4ème trimestre 2003, à nouveau été pénalisés par la dépréciation du dollar. A devise constante, la croissance de notre résultat tendanciel aurait été de l'ordre de 33,3%. Retenez que la génération tendancielle naturelle pour le 1er trimestre de nos résultats (grâce à nos activités courantes) a été en croissance de 33,3%.

L'évolution favorable de notre résultat sous-jacent s'observe aussi au niveau de nos principaux soldes intermédiaires de gestion.

Le produit net bancaire progresse de 9,4%. L'élément nouveau par rapport à 2003 est la reprise des commissions et autres produits, qui progressent de plus de 20%. Les revenus d'intérêt sont également orientés à la hausse.

Les frais généraux montrent une croissance limitée à 2,1 % (en comptable ils baissent même de 2,9%) ; il est toutefois normal que les coûts repartent un peu en progression compte tenu d'une forte activité qui nécessite bien sûr de mettre en place des moyens supplémentaires. En faisant la différence, on obtient le résultat brut d'exploitation qui progresse de 20,5%, ce qui est un très beau chiffre.

Enfin, la charge du risque a encore baissé par rapport au niveau déjà faible qu'elle avait l'année dernière, et ceci confirme bien-sûr la grande sécurité de notre groupe sur les activités classiques.

Grâce à la progression de l'ensemble de nos résultats, nos principaux ratios financiers ont continué de s'améliorer : la rentabilité des fonds propres s'élève à 22,2% en taux annualisé, alors que le coefficient d'exploitation continue de baisser à 56% hors éléments non récurrents, et même à 54,4% en incluant ces éléments.

Enfin, compte tenu de la politique de rachats d'actions que nous avons engagée l'année dernière, le résultat net par action progresse plus rapidement que le résultat global du groupe, à 59,7%. Je vous précise à ce propos, que depuis notre précédente Assemblée générale et jusqu'à la date de notre Conseil d'administration du 4 mars dernier, nous avons racheté en bourse 39,3 millions d'actions que nous vous proposerons d'annuler en application de la deuxième résolution de l'Assemblée générale extraordinaire. Depuis le 5 mars, nous avons poursuivi nos rachats d'actions pour un montant total de 9,8 millions d'actions.

Je tiens à souligner l'intérêt du rachat d'actions pour les actionnaires de Dexia, car il constitue un très bon placement des excédents de fonds propres que nous générons actuellement. Grâce aux rachats d'actions, chaque actionnaire de Dexia acquiert un droit plus important sur la richesse créée par l'entreprise, ce qui valorise son propre investissement. C'est pourquoi nous envisageons de continuer normalement ce programme de rachat d'actions de manière modérée, tant que nous générerons des excédents de capital par rapport à nos besoins.

Mais le rachat d'actions ne constitue pas une stratégie en soi. Les fonds propres que nous générons sont alloués en priorité au financement de notre croissance organique, au versement du dividende et aux acquisitions, si celles-ci se présentent et sont bien ciblées.

Je vous propose à présent de parcourir les résultats sous-jacents par métier :

1) Le premier métier du groupe a poursuivi son activité commerciale dynamique dans la plupart des pays où nous sommes implantés, avec un niveau de risque particulièrement faible. Ceci confirme une nouvelle fois la grande force que constitue ce métier central pour le groupe. Les encours progressent de 8,5 % sur douze mois, malgré l'importante dépréciation du dollar pendant cette période. Enfin concernant FSA, le premier trimestre a été brillant, avec un volume de primes actualisées collectées de 187 millions USD, en hausse de 83,9% par rapport au premier trimestre 2003.

Le résultat net de ce métier croît de 6,5 %. A dollar constant, la croissance de ce résultat s'élève à 11,6 %.

2) La même tendance favorable s'observe dans les services financiers de proximité. Les ressources au bilan s'accroissent, avec notamment une augmentation marquée sur un an des carnets de dépôt (+17,5%) au détriment des bons de caisse (-17,6%). Les encours de Sicav distribuées par les réseaux de Dexia Banque progressent, quant à eux, de 17,5% en un an. Les encours de produits d'assurance vie augmentent de 31,7% en un an.

Le résultat net de ce métier effectue un véritable bond, avec une croissance de 69,8% par rapport au 1er trimestre 2003. Ainsi, la politique commerciale dynamique que nous mettons en œuvre et l'effet bénéfique de l'intégration d'Artesia portent pleinement leurs fruits.

3) Le troisième métier a réalisé au cours du premier trimestre une remarquable avancée qui confirme les tendances favorables constatées à la fin de l'année 2003. Les activités de banque privée, de gestion d'actifs et d'administration de fonds sont toutes en progrès. Ainsi, les encours sous gestion ont ainsi augmenté de 18,9% par rapport à fin mars 2003, et notre dynamisme commercial a permis de faire croître les actifs en banque dépositaire de 20 % sur douze mois.

Comme je l'ai souvent dit, les efforts de productivité réalisés au cours des dernières années nous mettent en situation de tirer le meilleur profit de l'amélioration du contexte boursier. Au total, le résultat net de ce métier progresse de 27,6%. La croissance du résultat net hors éléments récurrents est même de 58,1% si l'on exclut nos activités aux Pays Bas.

4) Enfin, les activités de marché ont représenté des résultats en hausse de 11,4%, ce qui est remarquable, le résultat du premier trimestre 2003 ayant bénéficié de la réalisation de plus-values résiduelles.

Ces très bons résultats du 1er trimestre 2004 placent Dexia sur une trajectoire favorable de croissance.

Nous prévoyons que 2004 sera pour Dexia une nouvelle année de croissance. Sauf modification significative des conditions actuelles, nos revenus devraient continuer à progresser et la croissance des frais généraux rester modérée. Au total, nous sommes confiants dans notre capacité à imprimer à notre résultat net par action une saine croissance à deux chiffres.

J'en viens à présent à notre stratégie et à nos perspectives à plus long terme.

(III) La stratégie et les perspectives à moyen et long terme de Dexia

Je voudrais saisir l'occasion de cette Assemblée générale pour évoquer les politiques qui sous-tendent ces très bons résultats et nos ambitions pour l'avenir.

1. Rappelons d'abord ce qui a fait le succès de Dexia. Dexia a été créé en 1996 pour conduire une stratégie volontariste de croissance, avec l'ambition de devenir le leader mondial du financement du secteur public local.

Ni le Crédit communal de Belgique (le CCB), ni le Crédit Local de France (le CLF) n'avaient la taille critique. Il nous fallait grandir rapidement. Le marché du secteur public était pour nous une opportunité exceptionnelle, car nous y avons une expertise inégalée.

L'alliance du CCB et du CLF était par ailleurs essentielle pour l'avenir à long terme de nos deux entreprises, car elles étaient exactement complémentaires. Nous avons, par essence, marié une banque de financement ne disposant pas de ressources « clientèle », le Crédit Local de France, avec une banque d'épargne puissante, le Crédit communal de Belgique (et son importante filiale bancaire à Luxembourg, la BIL), bien assise sur sa base de dépôts « clientèle ».

Ce mariage nous a permis de construire un bilan équilibré avec des ressources clientèle élevées (aujourd'hui 106 milliards EUR fin 2003) qui viennent refinancer une grande partie des prêts consentis à nos différents clients (182 milliards EUR d'encours).

Une institution de financement à long terme doit pouvoir assurer durablement son refinancement long et elle ne peut dépendre uniquement d'émissions sur le marché obligataire.

C'est pourquoi, il est dans notre logique - sans qu'il y ait aucune urgence - d'élargir encore la base « *retail*» du groupe, dès lors que l'opportunité se présenterait, au besoin en nous alliant à des institutions qui pourraient nous permettre d'accéder à leur clientèle *« retail »*.

2. L'identité de Dexia

Au terme de ce parcours, nous avons constitué une entreprise financière unique en son genre et difficilement imitable : Dexia est une banque qui travaille par nature sur le long terme pour le bien être de nos concitoyens, avec deux activités centrales : le financement du cadre de vie et la gestion de l'épargne sous toutes ses formes. C'est la raison de notre signature : « Dexia, la banque du développement durable ». Dexia intervient ainsi sur deux grands marchés : le marché des institutions publiques locales où nous sommes leader mondial ; le marché des particuliers où Dexia est l'un des tout premiers leaders en Belgique et au Luxembourg.

C'est en considération de ces deux activités centrales et par volonté de nous recentrer sur ce que nous savons le mieux faire, que nous avons décidé de céder notre filiale néerlandaise Kempen. Les activités de celle-ci ne correspondaient en effet pas suffisamment à nos cœurs de métiers.

3. Notre vision pour les années à venir

Notre ambition pour le long terme est de poursuivre une stratégie résolue de croissance, en nous focalisant sur nos deux marchés.

3.1. Le marché des institutions publiques

Ce marché est gigantesque : il pèse aux Etats-Unis 1 400 milliards EUR, 500 milliards EUR en Europe et 1 500 milliards EUR au Japon, pour ne parler que de l'encours des financements longs. Les acteurs y sont très nombreux. Ainsi, l'Europe des 25 Etats comprend 90 600 collectivités locales. Ils ont des profils très différents, allant de très petites collectivités locales à de véritables mégapoles. A titre d'exemple, sachez qu'une ville comme Tokyo représente un PIB voisin de celui de la Hongrie tout entière.

Nous prévoyons pour les prochaines années un taux de croissance de ce marché au moins égal à la croissance du PIB mondial.

C'est pourquoi nous continuerons résolument à élargir le champ de notre action, tant sur le plan géographique et que sur le plan des produits offerts à nos clients.

3.1.1. S'agissant de notre développement géographique, l'évolution de nos encours de crédits à long terme est naturellement plus forte dans les nouveaux marchés que dans les deux pays fondateurs du groupe, la France et la Belgique, où nous détenons déjà des positions solides en termes de part de marché.

Nous devons donc chercher des relais de croissance, au-delà de nos deux marchés historiques. C'est ce que nous avons déjà fait dans les pays de l'Union européenne, tels que l'Italie, l'Espagne, et bien d'autres, avec beaucoup de succès.

Comme vous le constatez, la croissance de nos encours de financement à long terme dans l'Europe des Quinze entre 1996 et 2002 a été trois fois supérieure à celle du

marché du secteur public. (4,1 %, et même 8,3 % si on inclut tous les acteurs locaux, contre 1,3 % en moyenne annuelle), et nous continuerons à accroître nos parts de marché.

Au-delà de cette Europe des Quinze, notre développement géographique s'orientera selon trois grandes directions :

- Tout d'abord, les pays de l'Europe centrale et orientale. L'entrée de dix nouveaux pays membres dans l'Union depuis le 1er mai 2004 est en soi un événement politique majeur que nous saluons. Ces pays constitueront pour nous un nouveau relais de croissance.

Nous intervenons déjà dans ces pays directement ou indirectement via le Kommunalkredit Austria qui travaille sur ces pays. Nous disposons également d'une filiale bancaire performante en Slovaquie. Nous procéderons, dans ces pays, à de nouvelles implantations ou à des acquisitions. C'est ainsi que, concernant le pays le plus peuplé, la Pologne, nous disposons déjà d'une équipe sur place et nous avons en projet l'ouverture d'une banque spécialisée dans le financement public local. Nous avons invité la BERD à participer à son capital, et nous avons obtenu son accord.

- L'Amérique continuera à être un pôle de développement majeur. Au-delà des Etats Unis proprement dits, dont le dynamisme économique ne se dément pas, nous avons le projet de nous implanter au Canada où nous avons déjà près d'un milliard EUR d'encours, et également au Mexique où le potentiel est considérable. La contribution de nos activités américaines aux résultats de notre premier métier sera très prochainement équivalente à celle de nos activités européennes.

- l'Asie devra constituer, sur les dix ans qui viennent, la troisième grande région de développement de Dexia. Nous commencerons dès cette année par le Japon qui constitue un marché immense, équivalent à celui des Etats Unis. Une équipe opérationnelle sera en place à Tokyo et réalisera des opérations dès cette année. Nous engageons par ailleurs des études approfondies sur le marché des infrastructures en Chine. Ce marché est actuellement en gestation. Les besoins sont considérables et la Chine devra évidemment faire un appel croissant aux marchés financiers pour soutenir sa croissance.

L'Asie est le carrefour de plusieurs enjeux cruciaux du 21ème siècle (démographiques, industriels, environnementaux) : Dexia sera au rendez-vous.

3.1.2. L'élargissement au plan de la clientèle et des produits

Nous sommes le banquier des collectivités locales, mais également de leurs partenaires et du très important secteur du logement social.

Ces produits et services comprennent la gestion active de la dette du secteur public, la gestion d'actifs, les produits d'assurances, les financements débudgétisés, comme le PFI britannique ou le partenariat public/privé en Europe continentale. Ils représentent un gisement de croissance important dont l'effet s'est déjà fait sentir au niveau de nos résultats en Europe, en France et en Belgique.

Avec FSA, nous avons ajouté à notre arc l'assurance du risque de crédit obligataire que nous exerçons dans le monde entier.

Enfin, nous allons développer, pour des volumes significatifs, une nouvelle activité d'investissement et de gestion de portefeuilles de crédits et de titres de créances du secteur public.

Nous pouvons ainsi afficher un objectif ambitieux de croissance sur le premier marché de Dexia pour les années à venir : à savoir tenir un rythme de croissance au moins égal à celui que nous avons réalisé depuis la création du groupe Dexia, et supérieur à la croissance du marché.

3.2. Le marché des particuliers

Sur ce marché, nous voulons développer une banque à part entière orientée vers les particuliers et en faire également un grand succès.

Sur nos deux marchés domestiques de la Belgique et du Luxembourg, nous allons accélérer le rythme de notre croissance. Une croissance robuste à deux chiffres de nos résultats est, en effet, l'objectif que nous nous fixons de manière réaliste. Nous jouerons pour ce faire sur plusieurs leviers :

- la poursuite de l'intégration d'Artesia, où les synergies s'avèrent nettement supérieures aux objectifs initialement fixés en 2001 ;
- le développement de notre offre en matière de banque privée à nos clients aisés, notamment en Belgique ;
- l'élargissement de la gamme de nos produits offerts à la clientèle, tant en matière d'OPCVM que d'assurance. Dans ce dernier domaine, notre part de marché dans ce domaine en Belgique (9,2%) ne correspond pas à notre force de frappe, et nous devons dans les années à venir viser à augmenter substantiellement cette part de marché.

S'agissant du développement éventuel de ce marché au-delà des frontières actuelles de la Belgique et du Luxembourg, nous sommes prêts à examiner toutes les options qui se présenteraient à nous, avec des objectifs clairs : (i) étoffer notre accès aux ressources « clientèle », (ii) trouver de nouveaux débouchés pour nos produits de placement d'épargne (iii) renforcer notre présence auprès des acteurs du secteur public local et de leurs satellites. Un tel développement pourrait se concevoir selon différentes modalités : acquisitions ou alliances, selon les opportunités ou les pays, et nous n'avons pas de préjugés ou de doctrine en la matière.

3.3. Notre organisation

Pour servir ces deux marchés, nous renforçons notre organisation par ligne de métiers.

Le métier du financement des institutions publiques et le métier des services financiers aux particuliers, incluant la banque privée, sont principalement tournés vers le développement de leurs clientèles respectives. Les deux autres métiers constituent

les « pôles » de fabrication des produits nécessaires pour servir les besoins de nos métiers commerciaux et de nos clientèles.

Le pôle des usines de fabrication regroupe trois secteurs clefs : la gestion d'actifs, les assurances dont les produits sont vendus principalement par les équipes commerciales des deux premiers métiers, et l'administration de fonds. Nos entités de production se mesurent également à la concurrence et proposent leurs produits à d'autres institutions ou réseaux de distribution, réalisant ainsi des économies d'échelle. S'agissant de l'administration de fonds, Dexia occupe une place très importante en Europe et cette activité est exercée très largement en dehors du périmètre du groupe grâce à une qualité de service et une offre très compétitive.

Le pôle des marchés financiers apporte un appui similaire aux autres métiers sur tous les compartiments des marchés de capitaux, comme par exemple celui des produits structurés. Par ailleurs, ce pôle contribue activement à la gestion du bilan et à la liquidité de Dexia.

A ces quatre métiers traditionnels, s'ajoute la fonction financière (dirigée par le CFO du groupe) qui a autorité sur l'ensemble des directions financières des entités et filiales, et, enfin, la nouvelle fonction « opérations et technologies de l'information » en place depuis le 1er janvier 2004. Cette dernière fonction vise à optimiser nos coûts de fonctionnement et à dégager toutes les synergies opérationnelles possibles au sein du groupe.

3.4. Nos objectifs financiers

Notre stratégie se traduit en objectifs financiers chiffrés sur la période 2004-2006. Dexia dégagera une importante création de valeur au cours de cette période grâce à la combinaison d'une activité commerciale dynamique et à une grande maîtrise de nos frais généraux.

1) Le coefficient d'exploitation, c'est à dire le rapport entre nos frais de fonctionnement et nos revenus, qui était de 59% en 2003, devra se situer durablement *en dessous* de la barre des 54%, à comparer à un ratio moyen aujourd'hui des banques européennes continentales de l'ordre de 62%.

2) La rentabilité des fonds propres. Ce ratio est bien sûr majeur et il ne peut être dissocié du niveau des fonds propres durs, dit « Tier One », puisque ces derniers constituent le dénominateur du ratio ROE.

Nous nous fixons un objectif de ROE élevé. Nous en étions à 16,5% à fin 2003 ; notre ambition est de le faire *dépasser* 18% en 2006, sur la base des normes comptables actuelles, tout en maintenant un niveau élevé de fonds propres durs, de l'ordre de 9 %, gage de notre solidité financière.

3) Le bénéfice net par action, qui traduit la création de richesse annuelle attachée à chaque action détenue. Depuis sa création, Dexia a livré un taux de croissance de ce bénéfice net par action voisin de 10% en incluant 2002.

Aujourd'hui, nous nous fixons comme objectif de bénéfice net par action un montant de 1,70 EUR en 2006, ce qui représente une croissance moyenne de l'ordre de 11 % par an sur les trois années à venir.

4) Le dividende. La politique de dividende de Dexia est, bien sûr, de la responsabilité du Conseil d'administration et de l'Assemblée générale.

Depuis la création de Dexia en 1996, nous avons versé, au titre des dividendes, environ 3 milliards EUR d'argent sonnant et trébuchant à nos actionnaires, selon un rythme régulier de croissance tout à fait remarquable.

Dexia peut conduire une politique de dividende généreuse, compte tenu du *cash flow* qu'il génère chaque année. En ce qui me concerne, je veillerai à ce que les conditions soient remplies pour permettre de poursuivre une politique active de distribution du résultat se traduisant par exemple par une croissance d'au moins 10 % par an du dividende par action.

(IV) Conclusion

Dexia est une très belle entreprise. Elle tire ses forces de la motivation et de la mobilisation de l'ensemble de ses équipes qui ont su relever de nombreux défis. J'adresse à cet égard toutes mes félicitations et remerciements aux hommes et aux femmes qui font vivre cette entreprise.

Dexia a été capable de surmonter les problèmes nés de certaines acquisitions plus ou moins mal ciblées. Depuis sa création en 1996 le groupe a créé plus de valeur pour ses actionnaires que la plupart des grands indices boursiers. Que l'on prenne pour point de départ 1996 ou 1999, la performance de Dexia a dépassé la plupart des indices.

Voilà pourquoi Dexia est tout à fait confiant dans sa capacité à tenir ses objectifs à l'horizon 2006. Nous pouvons sans inquiétude planifier notre avenir avec sérénité, et en définitive tracer notre route dans des conditions de visibilité enviables, face à un monde en perpétuel mouvement.

Mesdames, Messieurs, je vous remercie de votre attention.»

(IV) COMMUNICATION :
- **DU RAPPORT DE GESTION DU CONSEIL D'ADMINISTRATION;**
- **DES RAPPORTS DU COLLEGE DES COMMISSAIRES;**
- **DES COMPTES ANNUELS CONSOLIDES;**
- **DU RAPPORT DU PRESIDENT DU CONSEIL D'ADMINISTRATION SUR LE FONCTIONNEMENT DU CONSEIL ET DU CONTROLE INTERNE**

Le président de l'assemblée aborde le premier point à l'ordre du jour et prononce le texte suivant :

« Le premier point à l'ordre du jour concerne la communication (i) du rapport de gestion du Conseil d'administration, (ii) des rapports du collège des commissaires relatifs à l'exercice 2003, (iii) des comptes annuels consolidés, ainsi que (iv) du rapport du président du Conseil d'administration sur le fonctionnement du conseil et du contrôle interne.

a) Le rapport de gestion du Conseil d'administration, les rapports du collège des commissaires relatifs à l'exercice 2003 et les comptes annuels consolidés ont été adressés à tous les propriétaires d'actions nominatives, ainsi qu'à tous les titulaires de certificats nominatifs émis avec la collaboration de la société. Une copie de ces documents a été transmise sans délai aux personnes qui, au plus tard sept jours avant la présente assemblée, ont rempli les formalités requises pour y participer. Les personnes qui ont rempli ces formalités après ce délai peuvent obtenir une copie de ces documents à cette assemblée. Pour les autres actionnaires et les détenteurs de warrants, ils étaient à disposition au siège de la société.

b) Le rapport du président du Conseil d'administration sur le fonctionnement du conseil et du contrôle interne se trouve sur le site internet de Dexia. Vous pourrez également obtenir une copie « papier » de ce rapport à l'issue de cette Assemblée générale. Il s'agit d'une nouveauté et je saisis l'occasion pour vous en dire un mot.

La loi française de Sécurité Financière du 1er août 2003 qui vise à renforcer la sécurité des épargnants et des assurés, notamment en améliorant la qualité de l'information financière, impose au président du Conseil d'administration de rendre compte à l'Assemblée générale des conditions de préparation et d'organisation des travaux de ce conseil, ainsi que des procédures de contrôle interne mises en place par la société. Cette obligation s'impose à tous les émetteurs faisant appel public à l'épargne en France, quelle que soit leur nationalité, et donc également à Dexia SA.

La première partie de ce rapport, qui traite des conditions de préparation et d'organisation des réunions du Conseil d'administration, et des principes de bonne gouvernance que Dexia applique à ce sujet, a fait l'objet d'une présentation relativement détaillée lors de mon discours introductif.

La seconde partie de ce rapport traite des procédures de contrôle interne mises en place par Dexia.

Le rapport décrit l'objectif général du contrôle interne et les modalités pratiques qui ont été mises en place par le groupe Dexia afin de renforcer ce processus de contrôle interne, et de le rendre le plus efficace possible. Comme tout système de contrôle, il est conçu pour réduire les risques au minimum et il est toujours perfectible mais il ne peut garantir l'absence totale de risque. Toutefois, j'attire encore une fois votre attention sur les efforts très importants et soutenus de Dexia dans ce domaine :

(1) les missions assignées au contrôle interne dans le Groupe Dexia ont été élargies et précisées ;
(2) les effectifs des équipes en charge du contrôle interne ont fait l'objet d'une augmentation sensible. Le groupe Dexia compte aujourd'hui 180 collaborateurs actifs dans l'audit interne et 155 collaborateurs reliés à la fonction compliance ;
(3) le groupe dispose notamment d'une charte d'audit, d'une charte compliance, d'un code de déontologie, de documents décrivant des lignes de conduite, ... ;
(4) les procédures internes ont encore été renforcées.

Pour plus de détails je me permets de vous renvoyer au rapport spécial ».

(V) Exposé du représentant du comité européen d'actionnaires individuels

Le président de l'assemblée indique ensuite que le groupe Dexia a toujours été soucieux de détenir une base d'actionnaires individuels significative. Pour cela, outre le Club des actionnaires individuels qui comporte 15 000 membres, il a été mis en place il y a quelque temps un Comité européen d'actionnaires individuels composé d'actionnaires français, belges et luxembourgeois. Le rôle du Comité est de conseiller le groupe dans sa politique de communication en direction de l'actionnariat individuel. Le président ajoute que Dexia a jugé utile qu'un des membres de ce Comité puisse faire état des travaux réalisés par cette instance sur la période écoulée, et il appelle Monsieur Roi à le rejoindre.

Monsieur Roi prononce le discours suivant :

« Messieurs les Présidents,
Mesdames, Messieurs,

Le comité consultatif européen des actionnaires individuels de Dexia, institué à l'initiative de Monsieur Pierre Richard, est composé de 4 actionnaires belges, 4 actionnaires français et 3 actionnaires luxembourgeois. Nous nous réunissons plusieurs fois par an, alternativement à Bruxelles et à Paris. Les différentes nationalités et l'échantillonnage socioprofessionnel de ses membres assurent la représentativité de l'actionnariat individuel. Deux dames font partie de ce comité

Ce comité est, je pense, une première en Europe. Son rôle est de conseiller la direction de la société dans sa politique vis-à-vis de l'actionnariat individuel, et de faire part des attentes de celui-ci.

Les réunions sont particulièrement enrichissantes : elles nous permettent d'une part d'assister à des exposés fort intéressants sur des sujets clés qui concernent Dexia et d'autre part de pouvoir confronter nos expériences entre actionnaires individuels de différents pays, notamment en matière de fiscalité ou de réglementation boursière.

Quelles sont nos attentes ?

(1) Tout d'abord, une évolution positive du cours de bourse de Dexia. Nous avons eu quelques émotions l'an passé, marqué au premier trimestre par une forte baisse du cours de l'action, mais fort heureusement le cours est bien remonté. Nous espérons qu'il continuera à évoluer favorablement en 2004.

(2) Ensuite, une augmentation régulière du taux de distribution du dividende versé aux actionnaires. Le taux de distribution se situe un peu au-dessus de 40%, nous souhaiterions qu'il monte rapidement à 50%.

(3) Enfin, continuer à obtenir une information claire et précise, diffusée rapidement, sur les événements importants qui concernent Dexia. J'évoquerai à ce propos certaines

des réalisations de la direction de la communication du groupe : la lettre aux actionnaires, éditée en français et en néerlandais et adressée par courrier à tous les actionnaires membres du Club de Dexia. Ce document est également en ligne sur le site internet.

Cette lettre informe pleinement de la vie du groupe, des événements principaux et des réunions en région. Je vous invite vivement à vous inscrire au Club des actionnaires, sur simple appel gratuit au numéro vert.

Je citerai également le rapport annuel, complet et abrégé, très bien réalisé sur le fond et sur la forme, pour lequel Dexia a reçu cette année un prix en France.

Je reviendrai enfin sur le guide de l'actionnaire, document à la fois clair et précis, à l'élaboration duquel notre comité a largement contribué.

Au nom de mes collègues, je remercie chaleureusement pour son écoute attentive Monsieur Richard, qui préside notre comité depuis l'origine, et qui fait avancer nos demandes.

Nous espérons continuer dans cette voie par un élargissement de notre comité à d'autres pays européens conformément à l'identité européenne du groupe Dexia.

Je vous remercie ».

Monsieur Narmon remercie Monsieur Roi pour son intervention.

(VI) Questions écrites et réponses des dirigeants

Le président de l'assemblée propose de passer à la séance "questions-réponses". Les questions écrites seront traitées en premier lieu. Les participants à l'assemblée auront ensuite l'occasion de poser des questions orales.

Avant de donner la parole au secrétaire général qui sera chargé de lire et de répondre aux questions écrites, le président tient à préciser un certain nombre d'éléments.

Il souhaite premièrement revenir sur l'inculpation de quatre dirigeants ou anciens dirigeants de Dexia Banque Belgique (dont lui-même). Voici le discours prononcé par le président de l'assemblée à ce sujet :

« Ce dossier ancien concerne en premier lieu Dexia Banque Belgique (« DBB ») ou plus précisément l'ancien Crédit communal. Les faits incriminés sont antérieurs à la création de Dexia, et datent du milieu des années 90, c'est-à-dire d'il y a dix ans.

A ce jour, DBB n'a pas encore été informée des motifs précis qui ont conduit à l'inculpation des 4 personnes précitées et n'est pas en mesure de donner plus de précisions à défaut d'accès au dossier.

Depuis le début de l'enquête relative à ces faits, DBB a collaboré avec les autorités judiciaires. DBB a confirmé que l'utilisation des procédures de liquidation des avoirs des clients incriminées étaient liées aux nécessités de son fonctionnement. La banque estime que les procédures en vigueur à l'époque, telles que connues par le management, étaient licites.

Le comité d'audit de Dexia SA a été informé des éléments d'information dont dispose actuellement DBB sur ce dossier. Il a fait rapport cet avant-midi au Conseil d'administration de Dexia SA. Sur base des informations fournies, le Conseil d'administration a renouvelé sa confiance en ma personne ».

Le président de l'assemblée souhaite ensuite, afin d'assurer le bon déroulement de l'assemblée, préciser un certain nombre de principes qui régissent le bon fonctionnement des assemblées générales selon le droit belge. Voici le texte prononcé parle président de l'assemblée à ce sujet :

« Sans aucunement remettre en cause le droit fondamental de tout actionnaire de poser des questions au cours de l'assemblée, il me paraît utile de rappeler, à l'attention des actionnaires les règles du Code des sociétés qui encadrent l'exercice de ce droit et en fixent les limites. En effet, ce droit n'est pas à ce point large et illimité qu'il permette de poser n'importe quelle question, de mobiliser les ressources de la société pour préparer des réponses, ni de prolonger une assemblée au-delà du raisonnable lorsque les questions et les réponses ne sont pas utiles pour permettre aux participants de voter en connaissance de cause sur les points à l'ordre du jour.

L'article 540 du Code des sociétés précise que les administrateurs et les commissaires ne sont tenus de répondre qu'aux questions qui leur sont posées « au sujet de leur rapport ou des points à l'ordre du jour, et ceci dans la mesure où la communication de données ou de faits n'est pas de nature à porter gravement préjudice à la société, aux actionnaires ou au personnel de la société », c'est-à-dire les questions qui entretiennent un lien avec le vote à exprimer et visent à préparer celui-ci.

Nous répondrons bien volontiers, comme le prévoit la loi, à toutes les questions destinées à préparer le vote et qui portent sur les points à l'ordre du jour de notre Assemblée générale ordinaire.

Par contre, nous n'apporterons qu'une réponse brève à certaines des questions posées lorsqu'il est manifeste qu'une réponse détaillée n'est nullement indispensable pour permettre à votre assemblée de voter en connaissance de cause ou de comprendre parfaitement les points portés à l'ordre du jour.

Ceci étant dit et dans le cadre rappelé ci-dessus, nous prendrons le temps nécessaire pour informer cette honorable assemblée. »

Le président passe ensuite la parole à Monsieur Olivier Van Herstraeten, secrétaire général du groupe Dexia, et le charge de lire les questions écrites des actionnaires, et les réponses apportées par Dexia.

Olivier Van Herstraeten indique que dans les jours qui ont précédé l'assemblée, plusieurs actionnaires se sont manifestés avec des questions écrites :

a) Monsieur Gérard Thevenon (représenté par Jean-Pol Snyers) a envoyé 3 questions écrites ;

b) Monsieur Frédéric Gasnier a envoyé 11 questions écrites ;

c) Monsieur Dominique Desplats-Redier a envoyé une liste de 39 questions écrites.

Olivier Van Herstraeten stipule qu'il répondra, au nom du Conseil d'administration, aux questions posées par Messieurs Thevenon, Gasnier et Desplats-Redier. Il précise que le Conseil d'administration qui s'est réuni ce matin a été dûment informé des questions posées par ces trois actionnaires.

Il indique également que Monsieur Sassen, actionnaire de la société, a également transmis une liste de 25 questions qu'il veut poser lui-même à l'occasion de cette assemblée.

(I) Réponses aux questions posées par Monsieur Gérard THEVENON

Question 1 : Pour quelle raison Dexia a acheté le 27 août 2003 5,97% du capital de "Royal Ten Cate" au prix de 86 millions EUR, alors que cette société hollandaise n'a aucun avenir ? En outre, alors que son bénéfice a baissé en 2003 de 35%, cela n'a

pas empêché son Président de voir la partie de sa rémunération liée aux performances multipliée par trois et de toucher un salaire total de 527.000 EUR.

Réponse : Cette participation a été prise par un fond géré par Kempen Capital Management, suivant ses propres règles d'investissement.

Question 2 : Pourquoi Dexia ne lance-t-il pas d'OPA sur les 2 banques françaises les plus profitables, à savoir "Banque Tarnaud" et "Crédit Foncier de Monaco" ?

Réponse : La banque Tarnaud fait partie du groupe Crédit du Nord et le Crédit Foncier de Monaco du groupe Crédit Agricole. Ces deux banques ne sont pas opéables.

Question 3 : Pourquoi Dexia ne distribue-t-elle pas aux actionnaires minimum 60% de ses bénéfices ?

Réponse : Le taux de distribution d'environ 40% que Dexia pratique est déjà un taux élevé compte tenu des pratiques du marché. En outre, en rachetant ses propres actions, Dexia effectue une distribution supplémentaire ajustée aux besoins en fonds propres du groupe.

(II) Réponses aux questions posées par Monsieur Frédéric GASNIER

Question 1 : Quelle est, à périmètre comparable, l'estimation de la sensibilité des montants de production et de résultat net annuel du 1er métier, en cas de hausse des taux d'intérêt à long terme ?

Réponse : Le programme d'investissement des collectivités locales est pratiquement insensible à une remontée des taux d'intérêt à long terme (sauf si elle devenait très importante) : les élus se sont engagés, lors des élections, sur un programme d'investissement et ne modifient, pour des raisons financières, ce programme qu'en cas de bouleversement réel de leurs ressources. Les dépenses d'intérêt de la dette correspondent en général à une part tout à fait limitée de leurs dépenses de fonctionnement (par exemple, pour la France, ce poste correspond à 4 à 5 % des dépenses de fonctionnement). De plus, une partie importante de la dette existante est à taux fixe (de l'ordre de la moitié) et n'est pas touchée par une remontée des taux d'intérêt.

Par contre, une partie du marché des prêts aux collectivités locales aux Etats-Unis correspond à un refinancement de la dette ancienne à taux fixe, et cette activité de refinancement diminuerait fortement en cas de remontée importante des taux. On peut considérer qu'elle a représenté de l'ordre de 20 à 25% du marché « Muni » américain en 2003.

En ce qui concerne le résultat, la politique de Dexia est d'avoir une immunisation de son bilan vis-à-vis des taux d'intérêts et donc de prendre des mesures visant à réduire la sensibilité des résultats aux fluctuations des taux.

A noter également qu'une remontée des taux d'intérêts, si elle s'accompagne d'un écourtement des spreads, a un effet favorable sur le marché des ABS (FSA).

Question 2 : Concernant les décisions déjà intervenues dans l'activité de leasing d'actions, les montants de la condamnation de Dexia sont-ils supérieurs, et dans ce cas de combien, aux provisions constituées au titre des dossiers concernés ?

Réponse : Les dossiers juridiques pour lesquels une décision défavorable a été rendue (même en première instance) ont été totalement provisionnés. Le montant total de cette provision est d'environ 1 million EUR.

Question 3 : Quel est actuellement le risque maximum de pertes possibles sur l'ensemble de ce litige "Legio lease", sans se limiter aux décisions déjà rendues en 1ère instance ou "au degré de certitude" du risque, qu'il convient de comparer aux provisions constituées et aux montants pouvant être récupérés par l'action judiciaire à l'encontre d'Aegon ?

Réponse : Indépendamment du risque crédit, qui est provisionné de façon adéquate dans les comptes de Dexia, le groupe encourt un risque juridique résultant d'un ensemble de litiges formés à son encontre.

Par ailleurs, Dexia a engagé une action à l'encontre d'Aegon. Compte tenu de la multiplicité des actions judiciaires en cours, il paraît impossible de chiffrer le risque maximal. Toute tentative à cet égard pourrait même être de nature induire en erreur le marché.

C'est la raison pour laquelle Dexia a décrit de façon complète les actions judiciaires dans lesquelles il est impliqué et les questions juridiques en relation avec le dossier de leasing d'actions, ainsi que les encours concernés.

Question 4 : Les comptes de résultat annuels de Dexia n'intégrant généralement pas les amortissements et les dépréciations de goodwill sur les opérations importantes de croissance externe, quelles sont les pertes de valeurs cumulées pouvant être estimées à ce jour, tant pour Labouchère que pour Kempen, par rapport à leur prix d'acquisition qui étaient respectivement de 896 et 1 053 millions EUR ?

Réponse : L'analyse des goodwills déduits des fonds propres est reprise dans les « Comptes et rapports 2003 » en page 75. Le solde non amorti du goodwill déduit des fonds propres au 31 décembre 2003 pour les sociétés visées s'élève à 75 millions EUR en ce qui concerne Kempen, et 277,3 millions EUR en ce qui concerne Dexia Bank Nederland.

Les réductions de valeur sur participation étant fiscalement déductibles au Luxembourg, celles-ci ont donné lieu à des crédits d'impôt.

Question 5 : Quels sont les éléments et montants retenus entre le résultat brut d'exploitation et le résultat net du métier "Gestion d'actifs financiers" pour ces deux exercices 2002 et 2003 ?

Réponse : Pour l'exercice 2002, les montants retenus sont -181 millions EUR dont -78 millions EUR d'éléments exceptionnels.

Pour l'exercice 2003, les montants retenus sont Eur -22 millions EUR dont +82 millions EUR d'éléments exceptionnels.

Question 6 : Quels sont les retraitements effectués pour ce métier, car Dexia a publié des résultats nets, hors éléments exceptionnels et non récurrents, de 237 millions EUR au titre de 2002 et de 204 millions EUR au titre de 2003 ?

Réponse : Les retraitements concernent des éléments exceptionnels et l'impact des changements de périmètre de consolidation entre 2002 et 2003. Les impacts de ces retraitements au titre de 2002 et de 2003 ont été donnés à la question précédente.

Question 7 : En ce qui concerne le résultat net consolidé 2002 de Dexia et sa présentation par activité, quel résultat net a été retenu pour le sous-groupe Dexia Asset Management France :

- une perte de 12,4 millions EUR (par suite de la dépréciation brutale au 4ème trimestre 2002 du fonds de commerce initialement cédé par le Groupe Dexia Banque Privée France), telle que cette perte est publiée dans un tableau légal du rapport 2002 de Dexia Crédit Local ;

- ou un bénéfice de 2,5 millions EUR retenu ensuite par l'Assemblée générale du 13 juin 2003 de Dexia Asset Management France, qui a donné lieu à certification avec réserve par les Commissaires aux comptes ?

Réponse : Le résultat net consolidé retenu pour Dexiam France en 2002 est de 2,5 millions EUR.

Question 8 : Est-ce que les résultats concernant l'asset management sont les résultats des seules entités juridiques d'asset management ou y a-t-il un retraitement en rajoutant les marges de distribution des OPCVM par les entités des autres métiers et activités du Groupe Dexia ?

Réponse : Les résultats par métier publiés résultent de conventions analytiques qui permettent d'analyser la rentabilité économique des métiers. S'agissant des activités d'asset management, les commissions perçues font l'objet d'une ventilation entre les

métiers des services financiers de proximité, au titre de la fonction de distribution, et d'asset management, au titre de la production.

Question 9 : Comment se fait-il que les apports d'activité à Dexiam soient valorisés avec constatation de plus-values importantes dans le compte de résultats du cédant, alors que les transferts ultérieurs de certains types de clientèle par Dexiam aux autres métiers du Groupe, ayant pour conséquence un transfert de la marge commerciale des clientèles concernées, n'ont pas donné lieu à valorisation et cession des éléments de fonds de commerce ainsi réalloués ?

Réponse : Nous n'avons pas connaissance de transfert de clientèle par Dexiam aux autres entités du groupe.

Question 10 : Quelle est l'estimation de l'impact de ces transferts de marge en 2002 et en 2003, au détriment des entités d'asset management de Dexiam ?

Réponse : Compte tenu de la réponse apportée à la question précédente, cette question est sans objet.

Question 11 : Les valeurs d'actifs incorporels, qui figurent à l'actif des bilans des sociétés du Groupe Dexia, ont-elles été évaluées, et dépréciées si nécessaire, lors de chacun des résultats trimestriels que vous avez communiqués par métier et par activité pour les années 2002 et 2003 ?

Réponse : La réponse est positive. S'agissant des résultats par métier, les dépréciations et amortissements de goodwill réalisés dans les comptes trimestriels figurent dans le secteur central assets.

(III) Réponses aux questions posées par Monsieur Dominique DESPLATS-REDIER

Monsieur Olivier Van Herstraeten indique que M. Desplats-Redier a transmis une liste de 39 questions.

Question 1 : Quel a été le ROE moyen depuis la création de Dexia en 1996, dans une comptabilité sans application de la dérogation autorisée par la CBFA qui permet d'amortir les goodwills d'acquisition (selon les mêmes conventions que celles indiquées dans le rapport annuel 2003) ?

Réponse : 10,6%.

Question 2 : Même question pour le taux de croissance annuel moyen du bénéfice net par action de Dexia depuis sa création (1996) ?

Réponse : Hors dérogation accordée par la CBFA, le taux de croissance annuel moyen du bénéfice net par action de Dexia depuis sa création est de 2,3% ; dans le même temps, l'actif net par action a augmenté de 9,6% par an et le dividende par action de 10,3% par an. Entre novembre 1996 et février 2003, le cours de bourse a augmenté de 14% par an.

Question 3: Quelles sont les banques belges, d'une part, et françaises, d'autre part, ayant obtenu une dérogation semblable à celle, en question, obtenue par Dexia («pooling of interest »), pour le « goodwill » afférant à des acquisitions payées en cash (comme, par exemple, Labouchère) ?

Réponse : Le groupe Dexia est responsable de ses comptes et pas de ceux de ses concurrents. Nous invitons donc l'actionnaire à contacter les autorités de contrôle pour obtenir une réponse à sa question. Nous confirmons néanmoins que le fait de pouvoir passer le goodwill directement sur les fonds propres au lieu de devoir l'amortir est pratiqué de manière courante dans plusieurs pays. C'était le cas notamment aux Pays-Bas et au Royaume-Uni.

Question 4 : Est-il bien exact, comme il le semble à première lecture, que les primes d'émission, payées par les actionnaires, et d'apport, figurant au bilan consolidé de 2001 (soit environ 8,7 milliards EUR), ont été presque entièrement absorbées (c-à-d à concurrence de 8,4 milliards EUR, dont 1,5 milliard EUR pour les aventures hollandaises et 1,5 milliards EUR pour les américaines environ) par imputation des écarts de consolidation directement sur les fonds propres ?

Réponse : La réponse est positive mais le raisonnement de Monsieur Desplats-Redier devrait être nuancé en tenant compte de l'OPE (opération publique d'échange) de Dexia Belgium sur Dexia France qui s'est traduite par un écart de consolidation de 2,9 milliards EUR sur le total de 8,9 milliards EUR d'écarts de consolidation imputés sur les fonds propres (chiffres au 31/12/2003).

Questions 5 et 6: Quels sont, en EUR :

a) la valeur présente de la participation dans FSA ; et pour mémoire, sa valeur d'acquisition ?
b) le montant de ses bénéfices consolidés :
- *en 2003 ?*
- *l'année précédant celle de son acquisition ?*
- *l'année suivant celle de son acquisition ?*

Réponse : La valeur comptable ajustée de la valeur actualisée des primes et des coûts futurs (« adjusted book value ») au moment de l'acquisition de FSA au 30 juin 2000 était de 1,9 milliard USD (soit 1,883 milliard EUR) ; au 31 décembre 2003, cette valeur était de 3,3 milliards USD (soit 2,616 milliards EUR).

* Montant des bénéfices consolidés l'année précédant son acquisition (1999) : 125 millions USD, soit 118 millions EUR.
* Montant des bénéfices consolidés l'année suivant son acquisition (2001) : 210 millions USD, soit 235 millions EUR.
* Montant des bénéfices consolidés en 2003 : 291 millions USD de résultat net, soit 252 millions EUR.

Questions 7 et 8 : Quels sont, en EUR :

a) la valeur présente de la participation dans ARTESIA ; et pour mémoire, sa valeur d'acquisition ?
b) le montant de ses bénéfices consolidés :
   - *en 2003 ?*
   - *l'année précédant celle de son acquisition ?*
   - *l'année suivant celle de son acquisition ?*

Réponse:

- Valeur d'acquisition (année 2001) : 3,3 milliards EUR;
- Valeur actuelle : cette valeur n'est plus disponible car Artesia a été fusionnée en 2002 avec Dexia Banque Belgique ;
- Montant des bénéfices consolidés en 2003 : donnée inexistante vue la fusion ;
- Montant des bénéfices consolidés l'année précédant son acquisition (2000) : 195 millions EUR ;
- Montant des bénéfices consolidés l'année suivant son acquisition : donnée inexistante.

Question 9 : L'actionnaire prétend sur base d'une analyse de réponses données lors de diverses Assemblées générales Dexia BIL, du rapport annuel de celle-ci et de diverses déclarations et documents que la décision d'acquérir « les affaires hollandaises » n'aurait pas été prise de façon autonome par Dexia BIL. Il demande si Dexia et son groupe comptent indemniser à travers Dexia BIL, les actionnaires minoritaires de la banque luxembourgeoise et, dans l'affirmative, comment ?

Réponse : Cette question a déjà été posée lors de l'Assemblée générale de Dexia du 14 mai 2003 : la réponse est négative. Nous confirmons que les décisions ont été prises par les organes compétents conformément aux dispositions légales en vigueur.

Question 10 : Les autres sociétés du Groupe (à commencer par Dexia soi-même) ont-elles demandé, et obtenu, en tant qu'actionnaires minoritaires, des engagements et/ou garanties de la part de Dexia BIL, dans le cadre de pactes d'actionnaires, ou autres ?

Réponse : La réponse est négative.

Questions 11 et 12 : Si la décision a vraiment été prise de manière collective (spécialement à l'unanimité, comme il a été indique pour, et par, le Conseil d'administration de Dexia BIL, au cours de l'Assemblée générale de mars 2003), le Conseil d'administration :
(1) a-t-il présenté sa démission collective ?
(2) a-t-il l'intention de le faire ?

Réponse : La réponse est doublement négative.

Question 13 et 14 : Mêmes questions pour le Comité Stratégique du Conseil d'administration.

Réponse : La réponse est également doublement négative.

Question 15 : L'un des trois anciens dirigeants de Dexia Banque Privée France mis en examen a-t-il bien déclaré lors d'une réunion intervenue avec certains représentants des porteurs de titres participatifs entre le 23/12/98 (Assemblée générale extraordinaire de la BIMP) et le 02/12/99 (offre publique de rachat des titres participatifs) que tout serait fait pour réduire à zéro la partie variable de la rémunération desdits titres participatifs ?

Réponse : Nous n'avons pas pu vérifier cet élément dans le court laps de temps qui nous était imparti pour préparer les réponses aux questions envoyées par l'actionnaire. Les questions définitives ont été envoyées hier à 14 h.

Question 16: Le Conseil de Dexia, au cas où il ne le saurait pas, ce jour, peut-il enquêter à ce sujet et nous faire parvenir la réponse – si possible avant l'Assemblée générale de Dexia ?

Réponse : Il ne nous paraît pas possible de répondre favorablement à cette demande dans le délai imparti.

Question 17: L'Assemblée générale peut-elle maintenant connaître la vérité en ce qui concerne les relations entre Dexia BIL et Paneurolife, ou, au minimum, celle déjà connue des juges ?

Réponse : Dexia BIL a vendu sa participation de 10% dans Paneurolife en 1999 à Nationwide.

Question 18 : Que compte faire Dexia de cette filiale :

- *la liquider progressivement ?*
- *la céder ?*
- *la développer, ou autre ?*

Réponse : Vu la réponse à la question précédente, cette question est sans objet.

Question 19 : L'actionnaire revient sur une affaire de falsification d'un PV d'Assemblée générale sous la responsabilité de Dexia BIL qui aurait entraîné la disparition d'un huissier déjà évoquée lors de la précédente Assemblée générale du 14 mai 2003. Il demande si l'administrateur délégué, Monsieur Pierre Richard, peut confirmer ou infirmer de la manière la plus nette, qu'il a (i) reçu, en mains propres et (ii) lu sa lettre du 23/05/2001 ainsi que les pièces désignées dans le PS de celle-ci.

Réponse : L'affaire concerne Dexia BIL. L'administrateur délégué de Dexia a l'habitude de lire le courrier qui lui est adressé.

Question 20 : L'actionnaire demande si P Richard peut s'engager à lui faire confirmer, dans les meilleurs délais, que l'Administrateur Délégué de la BIL a lu (et compris – bien que la question puisse sembler étrange...) les mêmes pièces désignées dans le PS ci-avant (notamment les lettres des 27/11/89, 04/12/89 et 02/01/90 – qui ont été envoyées à l'automne dernier, dans un opuscule en décrivant le contexte, en recommandé accusé réception, sous pli personnel et confidentiel, au dit Administrateur Délégué) ?

Réponse : Un tel engagement n'est pas nécessaire. L'administrateur délégué de Dexia BIL a également l'habitude de lire le courrier qui lui est adressé.

Question 21 : Les réponses faites par le Conseil d'administration de Dexia BIL laissent penser que celle-ci entretient toujours un des comptes dont le bénéficiaire économique est Monsieur Dos Santos. Le Conseil peut-il rassurer les actionnaires sur le fait qu'il n'y a pas là un nouveau gisement de mise en examen susceptible de détériorer l'image de leur société ?

Réponse : Nous ne souhaitons pas commenter les liens supposés entre l'une des filiales de Dexia et une personne privée.

Question 22 : Le Conseil peut-il – ou pourra-t-il, dans des délais raisonnables, après éventuelle enquête – rassurer les actionnaires, dans les mêmes termes que ci-avant, en ce qui concerne les « œuvres » (certainement nombreuses depuis 15 ans et plus, sans trop compter sur la prescription : voir ci-après/affaire Parmalat) auxquelles le même signataire a été mêlé, ou qu'il a dirigées ?

Réponse : Nous ne souhaitons pas commenter les liens supposés entre l'une des filiales de Dexia et une personne privée.

Question 23 : Le Conseil peut-il nous indiquer le montant approximatif des engagements non provisionnés de l'ensemble du Groupe (et pas seulement Dexia BIL) sur Parmalat ?

Réponse : L'ensemble du groupe Dexia détient une créance de 24 millions EUR sur Parmalat provisionnée à concurrence de 19 millions EUR ce qui laisse 5 millions EUR de créance non provisionnée.

Question 24 : Le Conseil peut-il nous indiquer quand ont commencé les relations bancaires tant de Dexia BIL que des autres entités du Groupe, avec Parmalat ?

Réponse : Le groupe Dexia n'a à proprement parler jamais eu de relation bancaire avec le groupe Parmalat. Il a seulement participé à un crédit syndiqué et s'est porté investisseur dans des obligations émises par Parmalat.

Question 25 : Monsieur Desplats-Redier relève la réponse à la question posée lors de l'Assemblée générale de Dexia BIL du 30/3/04 sur l'affaire Cools et sur la collaboration de Dexia BIL avec les autorités judiciaires : il a été répondu lors de cette assemblée que « D'une manière générale, Dexia BIL collabore avec les autorités et donne suite aux commissions rogatoires qui lui sont notifiées ».

Cette dernière réponse semble-t-elle satisfaisante au Conseil de Dexia ? Sinon quels sont ses compléments ?

Réponse : La réponse est oui.

Question 26 : Un des témoins les plus importants du procès Cools (qui eut, lui aussi, la chance de faire la une des journaux belges, ...) fut récemment, Monsieur Spitaels. Dans le cadre de l'assistance de toute société à ses cadres, ou anciens cadres, Dexia ou l'une de ses filiales, a-t-elle pris en charge, à l'occasion de cette affaire ou de toute autre affaire, depuis six ans, une part des frais d'avocat et/ou de défense de son ancien vice-président ?

Réponse : A notre connaissance la réponse à cette question, qui n'a aucun rapport avec l'ordre du jour de cette assemblée, est négative.

Question 27 : Dexia a racheté 613.000 actions propres dans le mois précédant l'Assemblée générale 7 mai 2002. Quels étaient les objectifs de ces rachats que l'actionnaire qualifie d'"intensifs' par rapport au rythme moyen mensuel de 2001 et de 2002 ? L'actionnaire précise dans sa question qu'"il ne faisait mystère pour personne (en avril 2002) que les bourses de valeur avaient déjà fortement baissé et étaient encore fragiles" et que "l'action Dexia a, sauf erreur, atteint son maximum historique très peu de temps avant ou après cette Assemblée générale".

Réponse : Les objectifs de rachat d'actions propres en général sont pour Dexia d'ajuster le niveau des fonds propres du groupe à ses besoins dans des conditions de nature à créer de la valeur pour ses actionnaires.

Question 28 : Ces achats étaient-il conformes à la réglementation belge et française ?

Réponse : La réponse est oui.

Question 29 : Dexia a-t-il fait l'objet, pour ces rachats, de remarques, ou de questions, des organismes de contrôle belges et/ou français ? Si oui, lesquelles ?

Réponse : La réponse est non.

Question 30 : Comme il a été indiqué l'an dernier (p. 35 du PV de l'Assemblée générale ordinaire 2003) que « les débats de l'Assemblée générale sont enregistrés pour des raisons pratiques visant à établir un PV précis », quelles sont les raisons pour lesquelles il est si long de les transcrire ?

Réponse : Les PV des deux Assemblées générales sont des documents très volumineux (60 pages) qui doivent être traduits et être disponibles au même moment dans les deux langues nationales ce qui nécessite une attention particulière. A ce jour, aucune autre plainte n'a été enregistrée à ce propos.

Question 31 : Même question pour les réponses complémentaires (d'ailleurs incomplètes) reçues, après relance, dans une lettre datée du 16/01/2004 ?

Réponse : Contrairement à ce que vous indiquez, nous nous sommes efforcés de répondre aux questions posées même si nous n'en comprenons pas toujours la pertinence et si les réponses apportées ne vous satisfont pas.

Question 32 : L'actionnaire demande des explications sur la signification d'une lettre qui lui a été adressée par Dexia le 16 janvier 2004.

Réponse : Cette question est totalement étrangère à l'ordre du jour et nous ne l'évoquerons pas.

Question 33 : Quel est le total, à fin 2003, des provisions des différentes entités du Groupe Dexia destinées à couvrir des contentieux ?

Réponse : Nous ne disposons pas aujourd'hui des chiffres précis. Nous pouvons confirmer, une nouvelle fois, que les provisions constituées dans les comptes consolidés de Dexia ont été constituées sur base des normes comptables en vigueur et validées par nos réviseurs.

Question 34 : Ce total est-il considéré à ce jour comme suffisant ?

Réponse : La réponse est oui.

Question 35 : Combien de contentieux distincts, dont l'enjeu individuel pourrait être supérieur à un million EUR, le Groupe, et chacune de ses cinq principales entités, ont-ils actuellement à traiter ?

Réponse : Nous ne disposons pas des chiffres précis. En cas de litige, il n'est pas de l'intérêt d'une entreprise de dévoiler les montants des provisions constituées car ceci peut être de nature à affecter sa position dans le cadre des procédures.

Question 36 : L'actionnaire indique que le hors bilan consolidé à fin 2002 de Dexia s'élèverait à plus de 1,5 milliard EUR de sorte qu'une variation de 1 pour 1000 de la valeur de ce total absorberait tous les bénéfices consolidés. Il demande quels contrôles spécifiques le Comité d'audit a-t-il effectué, ou demandé aux auditeurs d'effectuer ?

Question 37 : Comment le Comité d'audit s'est-il assuré que ces (éventuelles) demandes ont été respectées avec diligence ?

Réponse : Les contrôles portant sur le hors bilan font partie des contrôles réalisés d'une façon générale sur les comptes du groupe. Les travaux du comité d'audit sont détaillés dans le rapport annuel (page 24). D'une façon générale le comité d'audit veille à l'exactitude des comptes publiés ce qui s'applique aussi bien aux comptes de résultats qu'aux annexes et au hors bilan.

Question 38 : Le président peut-il demander, maintenant, aux auditeurs leur appréciation des risques afférents à ce hors bilan, par rapport aux situations analogues (banques et/ou assurances), sur une échelle de 1 à 10 ?

Réponse : Cette question ne concerne manifestement pas les administrateurs de Dexia.

Question 39 : L'actionnaire fait état d'un classement publié dans un récent business week en matière de corporate governance dans lequel Dexia aurait obtenu une cotation de 47 sur une échelle de 0 à 100. Il demande comment le Conseil d'administration peut expliquer cela, alors que Dexia prétendait, il y a encore peu de temps, être « at the cutting edge » du gouvernement d'entreprise ?

Réponse : Nous ne commentons pas les articles de presse.

Question 40 : Quelles sont les éventuelles améliorations planifiées ?

Réponse : Le Conseil d'administration se réunit chaque année pour procéder à son auto-évaluation.

(VII) Questions orales et réponses des dirigeants

Le président de l'assemblée propose de passer au volet "questions orales et réponses des dirigeants". Le président demande aux actionnaires qui prennent la parole de mentionner clairement leur nom.

1) Premier intervenant : Monsieur Bollens

Je souhaite exprimer mon mécontentement concernant les erreurs qui ont dû se produire lors de l'enregistrement des actionnaires. Directement après l'avoir reçu, j'ai envoyé à Dexia le formulaire de participation complété pour cette Assemblée générale. A ce jour, néanmoins, mon nom ne figurait pas sur la liste des présences. J'ai entre-temps remarqué que je n'étais pas le seul dans ce cas. Je voudrais dès lors demander de veiller à ce que pareille chose ne se produise plus. Voici ma suggestion : dans nombre d'autres sociétés, les actionnaires nominatifs sont automatiquement inscrits et attendus à l'Assemblée générale. Ce système pourrait-il également être introduit chez Dexia? Voici à présent mes deux questions :

Question 1 : Pourriez-vous donner plus d'informations concernant vos projets relatifs aux nouveaux pays adhérant à l'Union européenne ? Avez-vous l'intention d'investir dans ces pays ?

Question 2 : Si mes renseignements sont exacts, Dexia aurait repris un autre organisme financier au début de cette année, à savoir la société Puilaetco. Est-ce vrai ?

Réponse de Monsieur François Narmon :

Avant toute chose, nous regrettons au plus haut point l'erreur survenue concernant votre enregistrement et nous ferons bien sûr tout ce qui est en notre pouvoir pour éviter qu'un tel problème se représente à l'avenir. Nous examinerons également dans quelle mesure le système actuel peut être amélioré.

Je demande à l'administrateur délégué, monsieur Pierre Richard, de répondre à vos deux questions.

Réponse de Monsieur Pierre Richard à la question n° 1:

Concernant les pays de l'Europe Centrale, il est clair qu'étant dans notre métier « Public Finance » le leader mondial et -à fortiori- le leader sur le marché européen, Dexia SA a l'intention d'être durablement un intervenant dans ces nouveaux pays. Il s'agit en effet pour Dexia d'une opportunité importante ; nous y sommes par ailleurs

déjà actifs. Nous connaissons déjà bien ces pays, et plus précisément leur structure, leur organisation du secteur local, leur économie, et leur besoin d'infrastructure. Aujourd'hui, nous sommes présents dans quelques-uns de ces pays au travers de notre filiale en Autriche, Kommunalkredit Austria. Nous avons une implantation en Slovaquie (la banque Dexia Banca Slovensko). Nous examinons actuellement d'autres projets et possibilités de développement dans ces pays, et notamment en Pologne puisque la Pologne est un pays très peuplé, qui compte environ 40 millions d'habitants. Au-delà de l'équipe qui y est déjà présente et qui compte une dizaine de personnes, nous avons l'intention d'y ouvrir - lorsque nous en aurons l'autorisation par les autorités publiques - une banque de plein exercice, spécialisée dans le financement du secteur des collectivités locales, en association avec la BERD qui est l'institution multilatérale publique qui favorise le développement des pays de l'Europe Centrale et Orientale.

Réponse de Monsieur Pierre Richard à la question n° 2

Concernant la société Puilaetco, nous ne sommes intéressés ni de près ni de loin. Nous n'avons donc pas acquis cette société.

2) Second intervenant : le Professeur Van Ham

Il y a quelques années, Dexia a acquis une banque en Israël, Otzar Hashilton Hamekomi. Cette banque octroie notamment des crédits aux collectivités locales. Dexia sait-elle que cette banque pratique sciemment la discrimination entre villes et communes juives et palestiniennes et qu'elle viole ainsi le droit international (suivant les résolutions des Nations unies), dans le sens où elle sponsorise des colonies juives illégales ? Que compte faire Dexia à ce sujet ?

Réponse de Monsieur Pierre Richard:

Nous avons effectivement acquis, il y a environ 3 ou 4 ans, une institution financière spécialisée dans le financement des entités locales en Israël. Il s'agit d'une petite banque qui emploie à peu près 30 personnes, et qui fait comme opération chaque année, en ordre de grandeur, 20 millions EUR. C'est une banque de nationalité israélienne, qui a vocation à travailler sur l'ensemble du territoire israélien. Il s'avère que nous y sommes actifs sur un certain nombre de collectivités, et que nous n'opérons évidemment aucune discrimination particulière. Les demandes de crédit proviennent essentiellement des collectivités locales israéliennes (juives). Ceci correspond à un constat de demandes de financement et n'a aucun rapport avec une quelconque discrimination.

3) Troisième intervenant : Monsieur Desplats-Redier

J'attire votre attention sur une petite correction d'un lapsus probablement significatif ; je crois avoir entendu que Monsieur Van Herstraeten prétendait que je citais un hors bilan de Dexia de 1,5 Milliard EUR, ce qui rendait le reste de mes

chiffres naturellement totalement incohérents ; je précise bien qu'il s'agit (et je crois que je l'ai écrit ainsi) d'un trillion et demi, c'est-à-dire 10^{12} ou 1 500 Milliards EUR. Par conséquent, une variation de 1/1000 absorberait bien la totalité des bénéfices, et bien que ces chiffres soient peu connus et d'ailleurs assez courants dans les banques et les sociétés d'assurances, on peut penser (et cela correspond d'ailleurs aux instructions que reçoivent depuis assez peu de temps les auditeurs dans toutes les grandes sociétés) que ces données doivent faire l'objet d'un beaucoup plus grand soin. Je suppose que Monsieur Van Herstraeten va répondre positivement à cette rectification.

Deuxième point. A comparer aux 2,3% de croissance de bénéfice net par action depuis 1996 en l'absence de dérogation « pooling of interest », est-ce que l'on peut nous rappeler quel a été le taux du croissance du bénéfice par action depuis 1996 après dérogation (sur lequel il a été fait de larges placards publicitaires dans le Wall Street Journal etc... et également en France) sur la même période ?

Réponse de Monsieur Pierre Richard :

Je confirme que le chiffre du hors bilan est bien 1 500 Milliards EUR et j'avais par ailleurs compris ce chiffre, mais cela ne change pas la réponse apportée par Monsieur Van Herstraeten.

Concernant le deuxième point, il s'agit d'un élément comptable. Il ne s'agit pas à proprement parler d'une dérogation, mais d'une mesure du régulateur, qui autorise le pooling of interest qui est, par ailleurs, appliqué à large échelle aux Etats-Unis et en Grande-Bretagne. Ce qui compte selon nous, c'est de présenter les données comme les marchés les attendent ; ces marchés sont totalement informés de ce principe de pooling of interest, et ils ont approuvé ce pooling of interest des grandes sociétés américaines ou britanniques. Les chiffres que vous citez sont corrects, les chiffres que j'ai cités sont également totalement exacts.

Retenez que le versement du dividende est basé sur le bénéfice par action comptable tel qu'il est publié (et donc tel que je l'ai présenté) et qu'il correspond à une croissance effective moyenne de près de 10% par an. Le marché retient effectivement que Dexia a créé de la valeur ; c'est incontestable. Comme je l'ai indiqué tout à l'heure, Dexia a été capable de distribuer des dividendes élevés avec une nette progression parce que le résultat net par action, constaté de manière comptable, a augmenté de manière régulière. Il n'y a donc pas de contradiction avec ce que vous dites.

Les marchés et les investisseurs sont parfaitement au courant, et ils regardent nos chiffres comptables qui sont dûment approuvés par nos régulateurs et par nos commissaires-réviseurs.

4) Quatrième intervenant : Monsieur Bosch

D'abord, je voudrais vous remercier pour la clarté de votre présentation et en particulier pour la partie qui concernait les perspectives de Dexia.

Question 1 : Ma première question porte sur votre filiale Dexia Hypothekenbank à Berlin. Lorsqu'on lit votre rapport annuel, on note une forte chute des productions nouvelles qui (de mémoire) baissent de 10 Milliards EUR en 2002 à 2 ou 3 Milliards EUR en 2003 (page 79 du rapport annuel). Pourriez-vous nous expliquer à quoi est due cette forte chute, et quelles sont les perspectives et risques de cette filiale, vu les difficultés financières que rencontre l'Allemagne actuellement.

Question 2 : On a beaucoup parlé de Labouchère et de Kempen, mais peu de FSA, qui est une très belle opération. On n'a pas du tout parlé d'autres acquisitions : le gestionnaire de fonds Ely Fund Managers, Butterfield, et la Financière Opale. J'ai noté que vous aviez fait un certain nombre d'amortissements exceptionnels : est-ce que pourriez nous clarifier la marche de ces acquisitions et la raison de ces amortissements ?

Question 3 : La troisième question est une question qui concerne le bilan de Dexia. Vous avez au bilan un certain montant d'immobilisation corporelle, donc principalement des biens immobiliers, et cela m'amène à une question sur votre immobilier d'exploitation : est-ce que Dexia est principalement propriétaire ou locataire de son immobilier d'exploitation ? A quoi correspondent ces immobilisations corporelles ? Pouvez-vous nous donner la répartition entre immobilier d'exploitation et autres ?

Question 4 : J'ai également une question sur les perspectives de Dexia. Quel est votre sensibilité au taux de change USD/EUR au niveau de vos revenus ? Si on avait 10% de variation de taux de change, de combien est-ce que vos revenus et bénéfices nets seraient affectés ?

Question 5 : Vous avez mentionné l'affaire Lernout & Hauspie et vous avez publié un communiqué de presse il y a quelques semaines ou quelques mois, qui mentionnait des procédures judiciaires aux USA qui auraient été entamées. Est-ce que vous pouvez nous donner (non pas du point de vue de Dexia, mais du point de vue des gens qui ont entamé ces procédures) le montant maximal que ces gens réclament, puisque vous-même, comme vous l'avez dit plus tôt, ne vous prononcez pas sur le risque tel que vous l'estimez (ce que je peux comprendre pour d'autres raisons).

Question 6 : J'ai une question concernant le strip VVPR. Pour l'actionnaire français, ce strip - qui est une notion de droit belge - est compliqué : pour bénéficier du précompte mobilier réduit de 15% au lieu de 25%, l'actionnaire est obligé d'acheter des strips supplémentaires. Ceci est difficile à gérer. N'est-il pas possible de mettre en place un jumelage automatique de ces strips avec les actions ? L'avantage de ce système consisterait à ce que l'actionnaire ne devrait pas acheter des strips supplémentaires.

Mon dernier point (qui n'est pas une question) concerne la lecture de votre rapport annuel (et en particulier celui qui est disponible sur internet depuis déjà plusieurs semaines) ; je trouve ce document très clair, et vous avez une très grande transparence sur vos opérations. Merci beaucoup.

Réponse de Monsieur François Narmon :

Merci pour cette dernière observation ; cela nous fait plaisir d'entendre que la présentation de notre rapport annuel, et sa clarté, sont fortement appréciés. En ce qui concerne les six autres questions, je passe la parole à l'administrateur délégué qui vous donnera la réponse.

Réponse de Monsieur Pierre Richard :

Nous travaillerons comme d'habitude en équipe pour être le plus efficace et le plus précis possible.

Pour Dexia Hypothekenbank Berlin, Jacques Guerber, qui est le responsable du premier métier, apportera la réponse. Messieurs Rembert von Lowis et Axel Miller répondront aux autres questions.

Réponse à la question n° 1 par Monsieur Jacques Guerber :

Vous avez pu remarquer dans les tableaux d'activité, que l'activité en Allemagne a beaucoup baissé. En fait, l'activité en flux en Allemagne est pour une large part liée au marché secondaire. Notre activité allemande a une particularité, et, par le passé, la quasi-totalité des prêts de Dexia Hypothekenbank Berlin étaient des prêts qui étaient faits, non pas en ayant des contacts avec les collectivités, mais rachetés à d'autres banques. Cette activité suivait donc les conditions des marchés financiers de l'année ; il pouvait y avoir beaucoup ou peu de prêts, cela n'avait pas de rapport avec une activité commerciale. En vérité, ce qui était le plus important pour nous, c'était l'évolution des encours plutôt que l'évolution de ce qui a été acheté, puisque dans le même temps, d'autres titres étaient vendus.

Maintenant, nous disposons d'une équipe commerciale installée à Francfort, et la part des prêts en Allemagne qui est faite de manière directe (en contact avec la clientèle) est encore minoritaire, mais elle est croissante. Aussi longtemps que la part de ces prêts réellement commerciaux ne sera pas devenue très majoritaire, nos chiffres en Allemagne ne vous permettront pas d'en conclure que les résultats sont bons ou non.

La deuxième partie de votre première question traite des difficultés économiques en Allemagne, et des baisses de recettes de certaines collectivités. Vous avez raison : les collectivités allemandes ont dans leurs recettes l'équivalent de la taxe professionnelle. Les conditions économiques ont fait que certaines villes ont vu leur recette de taxe professionnelle baisser de manière sensible. Ceci s'est traduit par un réaménagement assez sensible de leurs programmes d'investissement ou de leurs programmes de dépense. Le système des collectivités allemandes est toutefois un système très sécurisé, et nous n'avons pas eu de retard de paiement de la part de ces collectivités. Elles ont revu leurs programmes d'investissement, mais cela ne s'est donc pas traduit pour nous en difficultés.

Réponse à la question n° 2 par Monsieur Rembert von Lowis :

S'agissant des réductions de valeurs que nous avons effectuées sur les goodwill à la fin de l'année dernière, ceci s'est fait dans le contexte de la préparation du passage aux normes IFRS. Vous savez que les normes IFRS sont les nouvelles normes internationales de comptabilité. Nous allons présenter l'année prochaine des comptes avec ces nouvelles normes comptables. L'année 2004 devra elle-même être retraitée en nouvelles normes internationales pour pouvoir assurer la comparabilité des comptes 2004 et 2005. Par conséquent, le bilan d'entrée dans les nouvelles normes comptables est le 1er janvier 2004 ; c'est pour préparer ce bilan d'entrée que le département de la comptabilité a fait une revue générale de l'ensemble des écarts de consolidation dans notre bilan, pour vérifier qu'il correspondait bien à une valorisation économiquement réaliste.

Vous avez rappelé qu'un certain nombre de nos acquisitions avaient été des acquisitions qui nous ont apporté beaucoup de satisfaction, comme par exemple FSA ou Crediop ; il y en a par ailleurs beaucoup d'autres. Nous avons pensé que la valorisation de certaines de ces acquisitions dans nos comptes ne correspondait pas à une valorisation économiquement réaliste et c'est la raison pour laquelle nous avons procédé à quatre dépréciations dans les comptes du 4ème trimestre pour un montant total (je ne suis pas tout à fait sûr du chiffre), d'une soixantaine de millions EUR. Parmi ces quatre sociétés, il y a notamment Ely Fund Managers et Dexia Banque Privée France. Il s'agissait donc d'une vérification de la valorisation de ces participations pour qu'elles puissent entrer dans les bilans d'entrée en normes IFRS à une valorisation économiquement réaliste.

Réponse à la question n° 3 par Monsieur Rembert von Lowis :

S'agissant de la question sur l'immobilier, la réponse est que les immeubles que nous avons à l'actif de notre bilan sont à peu près tous des immeubles d'exploitation. Nous n'avons dès lors pas d'immobilier de rapport significatif à l'actif de notre bilan.

Réponse à la question n° 4 par Monsieur Rembert von Lowis :

S'agissant du taux de change du dollar, nous avons effectivement fait une étude de sensibilité de nos résultats à une fluctuation du taux de change. Nous avons fait cela dans le cadre de la préparation de notre budget 2004. Le taux de change moyen du dollar 2003 sur l'année entière était de 1,14. Ceci veut donc dire que 1 euro valait en moyenne 1,14 dollar en 2003. Nous avons simulé la perte de revenus qu'aurait le groupe Dexia si le dollar était en moyenne en 2004 à son niveau de fin 2003, c'est-à-dire à 1,26. Nous avons trouvé que la sensibilité par rapport à cette moyenne de 1,14 était d'environ 20 Millions EUR pour l'année 2004. Ce chiffre tient compte des couvertures que nous avons faites tout au long de l'année 2003 pour couvrir les revenus en dollar à un taux qui est naturellement plus favorable que le taux de 1,26. Hors couverture, la sensibilité aurait été à peu près le double, c'est-à-dire entre 40 et 45 millions EUR. Une variation d'à peu près 10% du dollar représente donc hors couverture une quarantaine de millions EUR et après couverture une vingtaine de millions EUR.

Réponse à la question n° 5 par Monsieur Axel Miller :

En ce concerne Lernout & Hauspie, je comprends que la question était : quelle est l'estimation faite pas les plaignants du montant du dommage qu'ils réclament à charge de la banque? Je ne peux pas répondre à cette question parce que cette estimation n'a pas été faite par les plaignants eux-mêmes.

Je rappelle que pour l'instant nous sommes impliqués à double titre dans ce dossier :

(i) En Belgique, la banque en tant que personne morale a été mise en inculpation ; ce que recherchent les autorités poursuivantes n'est donc pas une condamnation monétaire, mais une condamnation pénale ; la question étant en ce qui concerne ce volet sans objet ;
(ii) Aux Etats-Unis, différents plaignants ont introduit une action mais ne l'ont pas quantifiée eux-mêmes, sinon de manière tout à fait provisionnelle, sous réserve d'augmentation en cours d'instance.

La banque conteste de manière extrêmement ferme et claire les deux volets de ces actions qui sont dirigées contre elle. Je rappelle qu'en tant que prêteur à Lernout & Hauspie et à différentes autres entités, la banque elle-même a subi un dommage considérable du fait de la non-récupération de crédits qui ont été consentis à ces entités pour un montant global de l'ordre d'une centaine de millions EUR. Nous estimons qu'il n'y a, à aucun titre, une responsabilité soit de la banque soit de ses représentants dans ce dossier.

Réponse à la question n° 6 par Monsieur Pierre Richard :

Concernant les strips VVPR, qui est un sujet très complexe, je reconnais qu'ils constituent pour certains actionnaires une complication. Je rappelle que ces strips permettent de réduire le précompte mobilier de 25% à 15%. Pour les actionnaires non-résidents en Belgique, et notamment les actionnaires français, il existe deux possibilités. Soit, les strips ne les intéressent pas : ils peuvent alors faire une déclaration à l'administration fiscale belge comme quoi ils ne sont pas résidents en Belgique ; ils pourront alors bénéficier d'une rétrocession de 10% du précompte mobilier. Mais c'est une procédure assez lourde, et il faut la suivre chaque année. L'autre solution pour l'actionnaire consiste à avoir le même nombre de strips que d'actions. A ce moment, c'est la banque dépositaire de l'actionnaire qui règle directement l'opération et qui prélève un précompte mobilier de 15% (qui est déductible de l'impôt survenu en France par ailleurs). Pour faciliter la vie des actionnaires non-belges, nous avons organisé de facto une sorte de marché de strips qui permet aux actionnaires qui ont trop de strips de s'en libérer.

Si vous voulez plus de précisions, je vous propose de composer le numéro vert de Dexia. Si vous rencontriez des problèmes spécifiques, nous nous efforcerons de régler votre cas particulier.

Intervention de Monsieur Hubert Bosch : Monsieur le Président, je voudrais juste revenir sur la question 2. J'aurais voulu avoir plus d'information sur la marche des

acquisitions telles que Ely Fund Managers, Butterfield, Financière Opale, ... Est-ce que ce sont des acquisitions (indépendamment des normes IFRS que vous êtes obligés d'appliquer ou de préparer) qui donnent satisfaction en termes de rentabilité ? Et continuent-elles à commercialiser leurs produits sous leur marque propre ou sous la marque Dexia ?

Réponse de Monsieur Marc Hoffmann :

Ely Fund Managers fonctionne correctement, et bénéficie de la reprise des marchés. Cette société obtient actuellement des résultats relativement satisfaisants. Cette acquisition a été faite au moment de la baisse des marchés, et les premiers temps de démarrage étaient un peu plus difficiles.

Butterfield est une acquisition qui a été faite à Hong Kong dans le domaine de l'administration des fonds. Cette société marche remarquablement bien, et elle est bien intégrée dans le groupe aujourd'hui.

Ely Fund Managers et Butterfield ne fonctionnent pas sous le nom de Dexia.

Financière Opale est essentiellement Dexia Securities France actuellement. Dexia Securities France marche de manière tout à fait convenable étant donné les circonstances de marché.

5) Cinquième intervenant : Monsieur Scheire

Je me réfère, pour ma question, aux pages 4 et 5 du rapport annuel dans lequel vous expliquez pourquoi Dexia est « la banque du développement durable ». J'ai moi-même réalisé en 2003 une étude sur le financement de l'industrie des armes et l'une des conclusions de cette étude est que Dexia est également active dans des investissements dans l'industrie des armes. Depuis, c'est-à-dire il y a 7 mois, nous avons déjà eu deux entretiens avec des délégations du Groupe Dexia et ces entretiens faisaient ressortir l'intention, chez Dexia, de tout de même songer à mener une politique d'investissement plus pacifique. Il y avait une certaine bonne volonté pour s'y atteler. La voix que nous n'avons pas encore entendue est celle du Conseil d'administration, aussi ces trois brèves questions sont-elles adressées à monsieur Narmon :

1. Quelle orientation le Conseil d'administration souhaite-t-il prendre concernant cette nouvelle politique d'investissement sur le plan de l'industrie des armes?

2. Quelles démarches le Conseil d'administration pense-t-il entreprendre pour réaliser cette nouvelle politique?

3. Quel timing le Conseil d'administration fixe-t-il à cette fin?

Réponse de Monsieur François Narmon

Pourquoi attachons-nous autant d'importance au terme "développement durable"? Parce que le caractère éthique de nos activités bancaire nous tient à cœur. Nous voulons faire le nécessaire pour concrétiser cette notion. Tout peut bien sûr être amélioré. Vous avez eu avec nous des entretiens dont il est certainement ressorti que, çà et là, certaines choses pouvaient encore être améliorées. Nous ne manquerons pas de continuer à examiner dans quelle mesure nous pouvons encore améliorer nos investissements et notre fonctionnement afin de réaliser ces activités bancaires éthiques et cette notion de développement durable. Il s'agit d'ailleurs d'un des chevaux de bataille de notre administrateur délégué. Le Conseil d'administration le soutient: la question des activités bancaires éthiques a été soumise à plusieurs reprises au Conseil d'administration, très favorable au développement dans ce sens. Il ne faut certainement pas craindre de réticences de ce côté si de nouvelles initiatives doivent être prises. Je suis persuadé que le Conseil d'administration ne verra aucun inconvénient à prendre des initiatives censées permettre de faire encore mieux sur ce plan.

Nous n'avons pas prévu de planning précis à ce sujet, aussi ne puis-je donner aucune date. Je pense qu'il s'agit plutôt d'un dossier en perpétuelle évolution, de sorte qu'il n'est pas vraiment nécessaire de fixer une échéance.

6) Sixième intervenant (qui ne mentionne pas son nom)

Question 1 : J'aurais souhaité avoir un complément d'information concernant le lien entre Dexia et l'industrie des armes. En effet, Dexia répond actuellement aux clients (et administrations communales) qui demandent des informations à ce sujet que l'octroi de crédits de Dexia n'est aucunement lié à l'industrie des armes et que tant les clients que les administrations communales n'ont pas de souci à se faire de ce côté-là. Ma question est la suivante : cette communication est-elle également confirmée par le Conseil d'administration de Dexia ?

Question 2 : Une deuxième question concerne l'attitude au moment du vote qui sera adoptée par Dexia Asset Management. A cet effet, quatre principes qui entreraient en ligne de compte ont été cités. Etonnamment, le développement durable et les composantes y afférentes (comme la politique environnementale interne et la politique sociale interne, ce qui pourrait peut-être impliquer des risques d'image et des risques actionnaires pour les entreprises) n'ont pas été reprises activement au moment du vote. Comment conciliez-vous cela avec le sous-titre dont s'est dotée Dexia, à savoir «la banque du développement durable» ?

Question 3 : Une dernière question porte sur les fonds éthiques, auxquels on se réfère souvent comme étant alternatifs. Le Président de l'Association belge des banques (ABB) a récemment déclaré que les investisseurs doivent uniquement opter pour des fonds éthiques s'ils veulent rester en dehors, par exemple, de l'industrie des armes. Je tiens ici à attirer l'attention sur le fait que Dexia propose un fonds (en collaboration avec l'indice Dow Jones Sustainable) qui ne reprend pas explicitement l'industrie des

armes dans ses critères d'exclusion. Je crois en outre savoir que Dexia a l'intention d'encore agrandir et diversifier sa gamme de fonds éthiques. Je pense, en tout cas sur le plan des fonds éthiques, qu'une politique beaucoup plus « catholique » doit être menée. En effet, les personnes attirées par ce type de produits ont l'impression d'avoir été dupées, les petits caractères du contrat révélant que des secteurs comme l'industrie des armes ainsi que des systèmes d'armement ne sont pas exclus de ces produits.

Réponse de Monsieur François Narmon :

Je propose que si d'autres questions subsistent concernant les activités bancaires éthiques, elles soient posées maintenant afin de les rassembler.

7) Septième intervenant (qui ne mentionne pas son nom) :

Question 1 : J'ai une question concernant le rapport "Développement durable 2003". Le 19 mars 2004, la Banca Intesa, la plus grande banque d'Italie, a décidé de cesser immédiatement le financement de l'industrie des armes, à l'exception de quelques cas très restrictifs. Ce financement de l'industrie des armes relève à présent de la responsabilité directe du CEO et devrait être publié sur leur site web. Ceci illustre très clairement qu'il est parfaitement possible de mener une politique restrictive par rapport à des investissements dans l'industrie des armes et pour être transparent quant au financement concret entrepris dans ce cadre. Vous décrivez vous-même l'un de vos engagements par rapport au développement durable comme la promotion des "best practices". Est-ce l'initiative de la Banca Intesa est un exemple de best practice que Dexia peut promouvoir? Qu'est-ce qui empêche Dexia d'entreprendre les mêmes démarches?

8) Huitième intervenant (qui ne mentionne pas son nom) :

Question 1 : Je constate que Dexia investit dans des entreprises américaines et autres, qui pourraient empêcher maintenant une catastrophe médicale en Irak (par ex. : Lockheed Martin). Dexia pourrait-elle publier ces investissements, car je n'en retrouve trace nulle part. Dexia peut-elle également communiquer ses intentions concernant ces investissements ?

Question 2 : Pourriez-vous également diffuser largement cette information à tous les membres et administrations communales, car je travaille dans la ville d'Ypres (la "ville pacifique"), et je pense que les clients ne sont actuellement pas au courant.

9) Neuvième intervenant (Madame Louwagie)

Ma question concerne les investissements en fabricants de mines terrestres et anti-personnel. Il a récemment été annoncé que Dexia proposait un fonds investissant dans Singapore Technologies, qui produit des mines terrestres. Nous savons toutes et tous que la Belgique a joué un rôle de premier plan dans l'interdiction de ces mines. La convention d'Ottawa, qui a entre-temps été ratifiée par les trois-quarts des pays et qui interdit les mines antipersonnel, en est l'une des conséquences. Dexia peut-elle faire

rimer cet investissement dans un fabricant de mines terrestres avec le titre "banque du développement durable" ?

De plus, il s'agit non seulement de l'investissement mis à jour dans Singapore Technologies, mais aussi de nombreuses entreprises américaines qui ont certainement l'intention de se remettre à fabriquer des mines terrestres (ex. : Lockheed Martin et ATK) et qui sont également bien représentées dans les fonds de placement proposés par Dexia. Je m'inquiète sérieusement de l'éventuel nouveau scandale qui pourrait éclater si Dexia n'établit aucun plan d'action afin de réagir. Dexia compte-t-elle appliquer une espèce de procédure de feu clignotant orange qui permettrait d'intervenir le plus rapidement possible en cas d'infraction de ce type à la convention d'Ottawa ?

10) Dixième intervenant (Madame De Cruyenaere)

Ma question porte sur les producteurs d'armes nucléaires, qui ont été déclarées illégales par la Cour de Justice internationale de La Haye. Il s'agit d'une infraction au droit humanitaire international, étant donné que les armes nucléaires ne font aucune différence entre civils et militaires.

Le dossier publié fait ressortir que Dexia investit dans plusieurs fabricants d'armes nucléaires. Il s'agit au total de plusieurs millions de dollars. Dexia ne vise-t-elle pas, dans le cadre de sa responsabilité sociale, un monde sans armes nucléaires, ainsi que le stipule clairement le traité de non-prolifération? Et cela pourrait-il alors s'accompagner d'investissements dans la production d'armes nucléaires ?

11) Onzième intervenant (qui ne mentionne pas son nom)

A ma grande satisfaction, je dois constater que Dexia a, à l'instar de plusieurs autres banques, souscrit aux Equator principles, et qu'elle s'y réfère volontiers. De plus, Dexia s'engage à collaborer au "United Nations Global Compact". Par ailleurs, j'apprends encore dans un journal (le communiqué de presse provient de Reuters) que Dexia est impliquée dans le financement de l'oléoduc BTC. Il s'agit d'un projet d'oléoduc en Azerbaïdjan et en Turquie sous forte pression depuis plusieurs années en raison de violations des droits de l'Homme et de problèmes écologiques. Récemment aussi, on a appris que British Petroleum, leader du consortium qui construit cet oléoduc, cachait des informations confirmant la présence de problèmes dans le cadre de ce projet; il y aurait très probablement des fuites. A la lumière des Equator principles qui auraient été violés en 157 points par ce projet d'oléoduc, et à la lumière de votre engagement vis-à-vis du "United Nations Global Compact", je m'interroge sur la valeur de tels engagements, vu que le projet d'oléoduc fait tout de même partie de votre portefeuille d'investissements.

Sachant que British Petroleum a agi frauduleusement, avez-vous l'intention de reconsidérer ce financement et de prendre les mesures nécessaires pour faire en sorte que d'autres matériaux, de meilleure qualité, soient utilisés pour ce projet, afin d'éviter que cet oléoduc dégénère en catastrophe écologique?

12) Douzième intervenant (Monsieur Hellow)

J'ai une question concernant les investissements de Dexia dans des sociétés d'armement fabriquant des armes à l'uranium appauvri. L'uranium appauvri est non seulement radioactif, mais c'est aussi une substance chimique hautement toxique et largement utilisée lors de la Guerre du Golfe en Irak de 1991 ainsi que l'année dernière, lors de la récente guerre en Irak. Je me demande comment Dexia peut concilier cet investissement dans des sociétés produisant des armes à l'uranium appauvri avec son engagement dans des organisations telles que la Croix Rouge, mentionnée à la page 39 du rapport sur le développement durable. La Croix Rouge s'occupe des soins aux victimes de la guerre ou soldats et victimes civiles. Ne serait-il pas logique de la part de Dexia de retirer ses investissements des sociétés impliquées dans la production d'uranium appauvri?

Réponse de Monsieur François Narmon :

Je passe la parole à l'administrateur délégué qui prête beaucoup d'attention à ce thème et qui s'engage personnellement dans les dossiers du développement durable.

Réponse de Monsieur Pierre Richard :

Je tiens à vous dire que je suis satisfait que ces questions soient posées. Il s'agit d'un sujet de société très important et l'Assemblée générale est l'occasion d'expliquer notre position à cœur et à livre ouverts dans cette matière.

Je me permettrai de replacer toutes les questions posées à ce sujet dans un ensemble général, tout en m'efforçant de répondre le plus précisément possible aux points particuliers qui ont été évoqués.

L'activité principale de Dexia (le « public finance »), que j'ai présentée tout à l'heure et dont on peut lire plus de détails dans le rapport annuel, est par nature peu liée aux sujets évoqués, vu que Dexia ne finance que rarement les grandes entreprises. Notre société est peut-être concernée – mais dans une moindre mesure - par l'industrie de la défense (je préfère parler de la défense que de l'armement). Vu que Dexia ne finance que rarement les grandes entreprises, nous ne sommes pas naturellement orientés vers des contrats de financement ou des syndicats d'emprunt d'émissions obligataires de grandes sociétés qui touchent de près ou de loin à la défense. Nous finançons par contre bien sûr des petites entreprises, essentiellement en Belgique, mais celles-ci sont en général peu concernées par la défense.

Nous pensons ne pas avoir volé la signature « banque du développement durable », et nous voulons à tout prix la mériter. Dexia est là pour travailler au bien-être, et à l'amélioration du cadre de vie ; il y a encore beaucoup de progrès à faire dans ces domaines.

Nous n'avons dès lors pas d'état d'âme sur les questions touchant à l'éthique que vous nous posez ; ce sont des questions qui nous intéressent et nous interpellent, et

auxquelles nous voulons répondre franchement et prendre les mesures nécessaires qui s'imposent. Je confirme devant vous et François Narmon que nous aurons peut-être l'occasion de faire un point particulier lors d'un prochain Conseil d'administration sur ce sujet, afin que le Conseil d'administration, qui est déjà informé sur ces matières, connaisse ce dossier encore plus dans le détail, et puisse éventuellement demander quelques nouvelles orientations.

En conclusion de ce premier point, je répète donc que Dexia n'est par nature pas très concerné par cette problématique, mais que nous devons quand-même veiller à ce qu'il y ait des procédures qui évitent l'implication de Dexia dans des dossiers sensibles, même de manière involontaire.

Deuxième point : nous devons reconnaître avec beaucoup de modestie que ce sujet est très complexe, que beaucoup de choses ont évolué aujourd'hui et qu'un travail de réflexion collective doit être mené. L'armement fait peur, mais la défense est quelque chose d'indispensable dans le monde dangereux dans lequel nous vivons. La sécurité d'une population est une chose importante et je vous le dis franchement : je n'aurai jamais d'état d'âme pour que nous financions par exemple les gendarmeries. Les gendarmeries sont là pour protéger les habitants. Financer par contre des entreprises qui collaborent à la construction des mines antipersonnel, nous ne le ferons jamais.

Nous avions un fonds, que vous avez par ailleurs cité (le Dexia Asia Premier Fund) qui est un fonds « traditionnel » (il n'appartient dès lors pas à la catégorie des fonds dit « éthiques ») et qui était partiellement investi dans une entreprise (Singapore Technologies Engineering) qui travaillait dans le domaine de la défense. Je peux vous dire qu'aujourd'hui, ce fonds n'est plus investi depuis plusieurs semaines dans cette société singapourienne. Nous n'avons aucune intention que les fonds que nous gérons, de quelque nature qu'ils soient, puissent investir dans des sociétés qui financent ou aident à réaliser des armements offensifs du type des mines antipersonnel.

Pour éviter de tels investissements, il faut procéder à un travail de fond. Je note d'ailleurs que le gouvernement belge a récemment décidé de constituer un groupe de travail au Sénat pour traiter ce sujet minutieusement. Cela nous réjouit, et si l'on nous demande notre appui, nous l'apporterons sans problème, car nous travaillons à livres ouverts et les équipes de Dexiam Belgique diront en toute ouverture ce qu'elles font.

Je pense que beaucoup d'entre vous appartiennent à des associations qui militent de manière très généreuse contre ces risques d'armement ; je connais notamment l'organisation non-gouvernementale « Netwerk Vlaanderen », avec qui nous avons des contacts. Nous sommes bien sûr prêts à poursuivre ces contacts.

De manière plus générale, il serait souhaitable - et nous sommes prêts à prendre l'initiative sur ce sujet, mais nous ne pouvons pas le faire seuls – de proposer l'organisation d'une table ronde qui concernerait toutes les personnes concernées, les agences de notation éthique, (p.ex. Ethibel en Belgique), les représentants de la place bancaire (et Dexia en particulier), les ONG concernées (p.ex. Netwerk Vlaanderen), ce qui nous permettrait de poursuivre le dialogue et de définir des critères plus satisfaisants.

Concernant Dexia, je vous explique quelles lignes de conduite nous prenons pour élaguer ce qui ne serait pas parfaitement conforme à notre orientation de développement durable. S'agissant des fonds gérés (Dexia compte à peu près 350 sicavs !), ils investissent dans des milliers d'entreprises : il faut que l'on vérifie et contrôle tout cela. Notre ligne de conduite, et nous voulons nous distinguer des autres gestionnaires de fonds en Europe sur ce point-là, est de mettre en place et de gérer des fonds éthiques, qui investissent dans des valeurs socialement responsables. Nous avons été à ce sujet les pionniers en Europe : c'est en Belgique et au Luxembourg que les premiers fonds éthiques ont été lancés il y a une dizaine d'années. C'était un concept totalement inconnu et personne ne s'y intéressait. Aujourd'hui, je suis fier de pouvoir vous dire que nous détenons (selon des organisations indépendantes), à peu près 10% de la part de marché de ces fonds socialement responsables. Je reconnais toutefois que le marché est encore petit.

Dexia dispose par exemple de 10 fonds « Dexia Sustainable » qui sont gérés sur la base de la méthodologie de l'agence Ethibel, qui exclut tout risque d'investissement d'armement ; ces 10 fonds ont obtenu jusqu'à présent des performances tout à fait correctes.

Dexia dispose évidemment d'autres fonds qui n'ont pas l'étiquette « socialement responsable » : il faut en effet répondre à la demande de nos clients. Il nous appartient de procéder à un screening détaillé pour nous assurer effectivement que Dexia n'aura pas de mésaventures, comme nous avons eues à Singapour. A ce jour, je peux vous confirmer que ce travail est fait de manière très sérieuse, et je pense que notre mésaventure à Singapour était l'exception qui confirme la règle.

S'agissant des participations dans des entreprises de l'armement, je répète que nous ne sommes à priori pas le banquier des grandes entreprises. Nous ne participons donc pas au financement de grandes entreprises d'armement par prêt ou par participation à des syndicats d'émission obligataire.

Nous détenons toutefois quelques participations historiques dans des sociétés que l'on peut étiqueter comme liées au secteur de la défense. Ces participations en capital ont vocation à disparaître. Parmi la liste, la seule entreprise qui soit assez active dans le domaine de l'armement est l'entreprise française Thales qui fabrique avant tout des systèmes électroniques de surveillance ou des objets similaires. Il s'agit d'une entreprise française connue, et qui ne produit en tout cas pas de mines antipersonnel. Notre participation dans Thales est par ailleurs minime, et correspond à 0,02% du capital. Cela n'a aucun sens de garder cette participation, et nous la céderons. Les autres sociétés dans lesquelles nous avons une participation ont des relations indirectes avec le secteur de la défense. Je cite notamment une entreprise belge très connue qui s'appelle Barco, et dans laquelle Dexia détient une très petite participation 0,05%. Cette participation est tellement petite qu'elle ne pose pas de problème, mais nous la vendrons quand même le moment venu. Je citerai également la société allemande Siemens, qui est une entreprise prestigieuse, et qui de manière indirecte (par une de ses filiales) travaille avec une entreprise qui s'appelle « La Tecoere » à Toulouse, qui s'occupe d'avions (en partie militaires). Notre participation dans cette société est de 0,02%.

Quant aux autres grandes entreprises dans lesquelles nous avions des actions (il s'agit de BAE Systems et de EADS), nous n'avons à ce jour plus d'actions : elles ont toutes été vendues. Je pense donc que nous sommes très peu concernés par l'industrie de la défense, et si nous le sommes encore sur quelques points mineurs, cela disparaîtra.

Je termine par un point que je trouve personnellement très important, comme l'a souligné le président Narmon. Au-delà de mes responsabilités de gestionnaire-manager, j'ai une responsabilité sociale personnelle : je suis un citoyen comme un autre et je suis personnellement un militant du développement durable depuis de nombreuses années. Je souhaite donc contribuer à titre personnel à améliorer les choses dans ce domaine avec les moyens dont je dispose, et qui sont par ailleurs très modestes.

Je suis avec attention tous les investissements que Dexia peut faire dans des pays à risque potentiel, et je vous réponds (sous le contrôle de Jacques Guerber) que concernant le pipeline qui relie l'Azerbaïdzjan à la Méditerranée, le pétrole qui est transporté par ce pipeline, et qui est vendu en Europe, n'est pas utilisé à des fins militaires.

Le financement de ce pipeline a été monté par une très grande banque que l'on n'a pas citée par ailleurs ; nous en sommes un des participants. Avant de donner le feu vert définitif pour le versement de l'argent à ce projet, nous appliquerons non seulement les engagements du Pacte Mondial des Nations Unies (Global Compact), mais également les fameux « Equator principles » qui sont des principes qui ont été élaborés à l'initiative d'institutions financières internationales sous l'égide de la banque mondiale et auxquels nous avons adhéré à 100%. Selon ces principes, nous nous engageons à n'accepter le financement d'un équipement dans un pays à risque ou un pays émergent que si une étude approfondie de l'impact de cet investissement potentiel a été faite sur les populations avoisinantes ; ces populations ne peuvent pas subir des conséquences négatives de cet investissement (pollution, ...). J'ai signé le document des « Equator principles » solennellement avec le président de la banque mondiale, il y a moins d'un an, et nous respecterons bien sûr notre signature.

Soyez donc certain de l'engagement de l'ensemble du comité de direction en cette matière : chacun des membres du comité de direction est passionné par le développement durable. Nous voulons être un modèle dans le respect de ces orientations tout en sachant que tout ne sera jamais parfait et qu'il y aura de temps en temps des petites erreurs à corriger. Si vous constatez de pareilles erreurs, je vous demande de nous les mentionner, et nous les corrigerons très vite.

13) Treizième intervenant (Monsieur Cherequefosse) :

J'ai examiné le bilan, mais pas aussi bien que certains autres actionnaires. Je veux vous soumettre un problème que je ne comprends pas. Vous achetez des actions de la société, et vous les comptabilisez dans vos livres au prix d'achat. Si le cours baisse, vous ne faites rien comme amortissement.

Ensuite, vous annulez ces actions ; que se passe-t-il dans vos livres au moment où vous diminuez le nombre d'actions ? Il y a d'abord la baisse du capital, mais que faites-vous de la valeur de l'action ? Vous l'avez achetée à 10 ou 12 EUR et à un certain moment, l'action vaut en valeur comptable encore 1 ou 2 EUR. Il y a donc une perte. Qu'est-ce que se passe dans vos livres ? Question connexe: est-ce que ceci changera avec les nouvelles normes ?

Réponse de Monsieur Rembert von Lowis

Lorsque nous rachetons des actions, nous les rachetons en fonction d'un but précis. Ce but peut être (i) soit d'annuler les actions rachetées (et dans ce cas, nous disons immédiatement au moment de l'achat que ces actions sont achetées en vue d'une annulation future) (ii) soit de conserver ces actions dans le bilan sans intention d'annulation.

Le traitement comptable est différent en fonction de l'intention qui prévaut au moment de l'acquisition de l'action. Lorsque l'action est achetée en vue d'une annulation, la hausse ou la baisse de la valeur de l'action n'a pas d'impact sur le compte de résultats, et l'annulation intervient comme si elle était intervenue au moment de l'acquisition. Cette opération n'a donc pas d'impact sur le compte de résultats. En revanche, si l'action est achetée dans l'intention de la garder au bilan, et éventuellement de la recéder sur le marché ou de l'utiliser au vu d'un échange, et si l'action se déprécie, la moins-value de l'action est une charge du compte de résultats. Si l'action s'apprécie, il n'y a pas de produit au compte de résultats, et au moment de la cession il y aura éventuellement une plus-value.

Le traitement comptable dépend dès lors de l'intention au moment de l'achat. Comment les choses vont-elles se passer en normes IFRS ? Il n'y aura pas d'impact sur le compte de résultats si l'intention au moment de l'acquisition est toujours d'annuler.

Intervention de Monsieur Cherequefosse : Il y a quelque chose que je ne comprends pas. Disons que vous avez acheté cette action à 12 EUR, et que la valeur comptable du titre à un certain moment est de 1 EUR. : vous avez une perte de 11 EUR. Où cette perte se trouve-t-elle ?

Réponse de Monsieur Rembert von Lowis

Prenons votre exemple. Nous achetons l'action à 12 EUR et nous l'annulons immédiatement. Ceci n'est pas possible en droit belge : il faut le faire au moment de l'Assemblée générale. Mais supposons quand-même que nous annulons cette action immédiatement après l'avoir achetée. Les fonds propres vont être réduits de 12 EUR, et donc, nous aurons une imputation de 12 EUR à la fois sur un compte de capital et un compte de réserve : les fonds propres vont être réduits de 12 EUR. Si nous annulons l'action au bout d'un certain temps et que l'action ne vaut plus que 1 EUR au moment de l'annulation, dans tous les cas Dexia aura une réduction des fonds propres de 12 EUR, puisque j'ai payé (décaissé) 12 EUR pour quelque chose que je vais annuler. Nous pourrions imaginer que cette diminution des fonds propres soit éclatée entre 11 EUR qui passent par le compte de résultats et 1 EUR qui ne passe pas

par le compte de résultats. Mais dans la pratique, les règles comptables font que cette diminution de 12 EUR des fonds propres est imputée directement sur les fonds propres sans passer par le compte de résultats.

Si l'intention au moment de l'achat est une annulation, l'opération ne passe pas par le compte de résultats. De même, si la valeur de l'action augmente par la suite, le compte de résultats n'en sera pas affecté.

Question 2 : Vous achetez des actions pour en théorie réguler le cours. Je ne vois pas bien le but parce qu'en fait, vous spéculez sur le marché. Je n'aime pas beaucoup les spéculations d'une société sur ses propres titres. Vous direz évidemment qu'il ne s'agit pas de la spéculation.

Réponse de Monsieur Pierre Richard :

Les rachats d'actions propres sont des opérations qui s'opèrent depuis très longtemps aux Etats-Unis, mais qui sont plus récentes en Europe continentale. Les volumes d'actions rachetées en ce moment en Europe sont importants. Je crois qu'UBS par exemple a acheté pour 7 milliards EUR d'actions propres ces derniers mois, et beaucoup d'autres grandes entreprises ont procédé à des rachats assez massifs ces derniers temps. Beaucoup de grandes entreprises ont dégagé ces derniers mois ou ces dernières années des résultats assez importants et Dexia en est un exemple. Or depuis les années 2000-2001, les entreprises font moins d'acquisitions qu'auparavant ; il appartient donc aux entreprises (uniquement à celles qui dégagent un capital excédentaire) d'optimiser la gestion de leur capital d'une autre manière.

Une fois qu'une entreprise dégage du capital excédentaire, ce capital a vocation, d'une manière ou d'une autre, à retourner aux actionnaires. Il y a donc ici une première affectation : la société consomme déjà une partie du capital avant tout rachat d'action pour financer sa croissance organique. Quand par exemple le responsable d'un métier augmente l'activité en Autriche ou ailleurs, il lui faut des fonds propres, et on les lui alloue. Toute croissance organique nécessite une injection de capital permanente ; cette année, nous injecterons pas mal de capital notamment afin que le premier métier continue à se développer.

La deuxième utilisation prioritaire pour les fonds propres est le versement des dividendes. Je trouve ceci de la plus grande importance : avant de faire des acquisitions, nous devons préserver une capacité de distribution importante. Nous l'avons fait jusqu'à présent, et nous avons bien l'intention de poursuivre sur cette voie, puisque l'objectif est de rendre possible une augmentation du dividende de minimum 10% par an dans les prochaines années. Comme l'inflation n'est pas de 10%, le rendement pour l'investisseur s'accroît de cette manière chaque année de manière significative.

Une troisième affectation possible du capital est de faire des acquisitions.

Il est possible qu'après ces éventuelles acquisitions, il reste encore du capital excédentaire. Nous pourrions laisser dormir ce capital avec un rendement quasiment nul (parce qu'il faut bien sûr que cet argent ne soit pas bloqué ou placé à risque), mais

il nous paraît plus intéressant de rendre ce capital à nos actionnaires. Quand nous rachetons des actions, le capital excédentaire est reversé aux actionnaires. En effet, en réduisant le nombre d'actions, le résultat net par action croît. Les actionnaires sont donc propriétaires d'actions qui valent plus qu'avant, puisqu'ils auront droit à une partie plus importante du bénéfice futur. Un bon investissement de notre capital excédentaire est donc d'investir dans notre propre entreprise en rachetant des actions propres.

Je rappelle devant les actionnaires que le rachat d'actions propres ne constitue pour nous pas une stratégie de long terme : c'est une stratégie « opportuniste ». Nous rachetons des actions en fonction des conditions de marché. Mais si des acquisitions potentielles se présentent, et que ces acquisitions sont bien ciblées (et mieux ciblées que par le passé), nous pourrions utiliser à ce moment-là le capital excédentaire pour effectuer ces acquisitions.

Question 3 : Quand vous accordez des options, est-ce que le coût de ces options passe par le compte de pertes et profits ? Est-ce qu'à l'avenir, ce coût passera par le compte de pertes et profits ?

Réponse de Monsieur Pierre Richard

Jusqu'à maintenant, le coût des options ne passe pas par le compte de pertes et profits parce qu'il n'y a aucune charge supportée par l'entreprise ; il y a une charge « collective » supportée par les actionnaires, mais qui ne passe par le compte de pertes et profits.

Mais les temps changent, et les gouvernements et les régulateurs considèrent que même si l'attribution d'options n'entraine - comptablement parlant - pas de charges sur les comptes de l'entreprise, il est opportun de mettre en valeur, pour quantifier le coût de cet avantage pour l'ensemble des actionnaires, le coût des options dans les comptes de l'entreprise. Le même principe a été retenu pour l'augmentation de capital réservée au personnel avec une légère décote : cette décote présente un léger coût qui réduira légèrement le bénéfice. Je ne peux pas vous donner une idée du chiffre que cela représentera dans nos comptes, puisqu'il y a encore des débats très compliqués en la matière avec les autorités.

Cette nouvelle réglementation devra s'appliquer à partir de 2005. Aux Etats-Unis, il y a encore de grands débats à ce sujet, rien n'y a été tranché jusqu'à présent. Nous appliquerons bien sur ce qui aura été arrêté en Europe.

En conclusion, les plans d'options et les augmentations de capital réservées au personnel ont aujourd'hui un impact quasiment nul. A partir de 2005, le sujet sera posé, et il est normal que le Conseil d'administration (sur base d'un dossier préparé par le comité des rémunérations) examine en temps utile les impacts éventuels des changements dont je viens de vous parler, avant de prendre de nouvelles décisions concernant les plans d'options et les plans d'actionnariat.

Question 4 : Dans un domaine tout à fait différent, j'ai lu dans le rapport annuel que certains administrateurs (il y en a 5 ou 6) sont très gentils et travaillent pour rien. Comment expliquez-vous ceci ?

Réponse de Monsieur Pierre Richard :

Cela concerne surtout Monsieur Gilles Benoist. Je lui passe la parole.

Réponse de Monsieur Gilles Benoist :

J'appartiens au groupe de la Caisse des Dépôts et Consignations dans lequel (il s'agit d'une norme retenue au niveau du groupe) il a été convenu que les dirigeants des filiales du groupe qui représentent leur filiale dans des sociétés tierces, et qui ont droit à des jetons de présence, feraient percevoir ces jetons de présence par leur structure et non par eux-mêmes. Je représente personnellement CNP Assurances.

Dans un certain nombre de sociétés, je ne perçois aucun jeton de présence. J'ajoute qu'en droit belge, la représentation des sociétés n'est pas prévue ; uniquement des personnes physiques peuvent être administrateur. J'aurais donc dû percevoir personnellement les jetons de présences de Dexia, subir la taxation du fisc belge et expliquer au fisc français que j'allais les percevoir, mais que je devais y renoncer, parce que j'y avais renoncé pour l'ensemble de mes mandats, et vraisemblablement être poursuivi ensuite par le fisc français. De ce fait, j'ai fait délibérer le conseil de surveillance de CNP Assurance pour que la société renonce à percevoir ce qui resterait des jetons de présence après les différentes fiscalités. Il s'agit donc d'une renonciation qui est due à une pratique du groupe auquel j'appartiens.

Cela ne m'empêche pas de consacrer un nombre d'heures extrêmement important à préparer et à présider toutes les séances du comité d'audit.

14) Quatorzième intervenant (Monsieur Sassen)

Je vous avais envoyé une série de questions. Vous n'y avez pas donné attention, mais j'ai rayé une partie de ces questions parce que j'ai pu comprendre que Monsieur Pierre Richard a dit que l'investissement aux Pays-Bas était peut-être un peu malheureux. Je crois qu'il est important d'avoir reconnu le problème qui est, comme je l'ai par ailleurs toujours dit, seulement en partie attribuable à Dexia. Je retire donc toutes mes questions sur les Pays-Bas, à une exception près. Lors de l'Assemblée générale de l'année dernière, Monsieur Pierre Richard avait indiqué que plusieurs projets de développement étaient à l'étude, afin d'initier prochainement la création et la commercialisation de nouveaux produits aux Pays-Bas et ceci pour autant qu'il y ait des clients. Lors de cette assemblée, vous n'aviez pas voulu être plus précis, et vous parliez également d'un climat hostile.

Dès lors ma première question : pouvez-vous rassurer cette assemblée sur le futur et sur la viabilité de Dexia Bank Nederland, en dépit du contexte décrit comme « hostile » dans votre rapport annuel?

Deuxième question : dans le courant du mois d'avril, la presse belge (et flamande en particulier) a publié des articles au sujet de la société SpaarSelect. Or, il semble qu'il y ait des liens entre SpaarSelect et le problème du leasing d'actions aux Pays-Bas : la frontière entre les deux dossiers ne serait pas très étanche.

Troisième question : est-ce que vous ne risquez pas le même problème de conflit entre la défense de votre position légale et votre position commerciale dans le contexte du dossier SpaarSelect ? Dans cet article de presse, il avait été mentionné que SpaarSelect serait géré par Dexia Bank Nederland. Est-ce correct ?

Quatrième question : Monsieur Richard mentionnait aujourd'hui que les options sont en quelque sorte financées par des actionnaires. Monsieur Richard a également mentionné lors de l'Assemblée générale de l'année dernière qu'en 2001 ou en 2002, l'action Dexia connaissait une prime de +/- 20% comparée à d'autres titres. Par la suite, l'action a chuté de façon plus forte que les index auxquels elle est comparée, et ma question est de savoir si cette prime a été reconstituée depuis. Si cette prime n'a pas été reconstituée, considérez-vous comme justifiable que le management de Dexia reçoive des options avant même que les actionnaires aient pu récupérer leur prime ?

Je me limiterai à ces questions. J'aimerais savoir dans un autre contexte les raisons pour lesquelles vous avez ignoré mes autres questions.

Je tiens à vous indiquer par ailleurs que mes questions 9 à 13 sont parfaitement à l'ordre du jour parce qu'elles visent à mon avis un fonctionnement défectueux du procès d'audit interne. Je compte bien y revenir dans un contexte différent.

Réponse à la question n° 1 de Monsieur Pierre Richard :

Concernant les Pays-Bas, j'ai effectivement dit que nous avons eu la malchance d'avoir fait une acquisition mal ciblée, et nous le reconnaissons en toute humilité. Concernant le futur de nos activités aux Pays-Bas je confirme très clairement que nous souhaitons y maintenir une présence durable et y développer des activités rentables. Nous y avons une filiale, qui s'appelle Artesia Bank Nederland, qui marche bien. Avec cette filiale, nous avons l'intention de développer aux Pays-Bas notre premier métier, le financement de l'équipement collectif. Les choses ne s'y présentent pas mal, mais le marché y est très compétitif.

S'agissant plus spécialement de Dexia Bank Nederland, il est clair que le développement des activités de Dexia Bank Nederland dépend du suivi du dossier Legio Lease.

J'ai compris que concernant vos questions 9 à 13, vous ne nous demandez pas d'y répondre ?

Intervention de Monsieur Sassen :

J'ai dit que je reviendrai sur ces questions dans un autre contexte. Je vous ai signalé que je considère que ces questions appartiennent bien à l'ordre du jour parce qu'elles

visent le fonctionnement de l'audit interne, qui figure en tête de l'ordre du jour. Veuillez bien noter ceci dans le procès-verbal de cette Assemblée générale.

Intervention de Monsieur Pierre Richard:

D'accord. Concernant SpaarSelect, je passe la parole à Monsieur Olivier Van Herstraeten.

Réponse aux questions n° 2 et 3 par Monsieur Olivier Van Herstraeten :

Il y a eu effectivement un certain nombre d'articles de journaux suite à des procédures qui ont été engagées contre SpaarSelect. Il me semble que ces procédures ont trait à la décision de la CBFA de suspendre la licence de SpaarSelect suite à la vente de produits hypothécaires avec lesquels Dexia n'a, à ma connaissance, rien à voir. D'autre part, vous demandez s'il y a une comparaison avec les Pays-Bas. Je pense que la comparaison n'est pas à faire, et SpaarSelect n'est par ailleurs pas du tout géré par Dexia.

Réponse à la question n° 4 par Monsieur Pierre Richard :

J'ai voulu démontrer via un visuel à l'Assemblée générale l'évolution de la performance de Dexia par rapport aux autres indices, et ce à deux dates qui paraissent symboliques pour les actionnaires qui voulaient investir dans Dexia plutôt sur le long terme : la création de Dexia en 1996 et la fusion des deux holdings Dexia France et Dexia Belgique en 1999. Je confirme qu'à ce jour, pour un investissement de 1000 EUR dans Dexia en 1996-1999, nous surperformons l'ensemble des indices. Par rapport au CAC40 et au BEL20, notre surperformance est importante, par rapport à l'Euro Stock Banque, elle est moins importante. Il n'y a peut-être pas une prime de 20% aujourd'hui, mais en tout cas il n'y a pas non plus de « malus » ce qui est quand-même important vu les difficultés rencontrées par Dexia aux Pays-Bas.

J'espère bien que cette prime sera reconstituée. Je pense que les marchés comprendront, après les bons chiffres de ce premier trimestre et l'estimation pour le restant de l'année que je me suis permis de vous donner avec l'accord du Conseil d'administration (un objectif de croissance à deux chiffres de nos résultats) que Dexia a retrouvé son statut de valeur qui combine les aspects « bon père de famille » et « croissance ». Dans ce cas, la prime devrait se reconstituer petit à petit et je ne vous cache pas que si l'on arrive à régler l'essentiel des difficultés aux Pays-Bas (et nous y avons déjà beaucoup progressé) cela facilitera les choses.

S'agissant des stock options, je ne peux pas faire une comparaison directe entre la prime pour les actionnaires et les stock options. Retenez simplement que ces plans d'option ne sont libérables qu'après 4 ou 5 ans : il y a effectivement un blocage qui s'opère. L'intérêt pour le bénéficiaire de cette option, c'est qu'il y ait une augmentation du cours de l'action, car il ne bénéficie pas d'une décote quand il reçoit ses options. Les options sont attribuées au cours du moment. Il y donc un intérêt lié entre l'actionnaire et le bénéficiaire de stock options.

Intervention de Monsieur François Narmon :

Je voudrais donner une réponse à la réflexion de Monsieur Sassen quand il dit qu'il se demande pourquoi nous avons ignoré les questions qu'il nous a posées par écrit. La réponse à cette question se trouve dans une lettre que nous avons reçue de l'actionnaire, il y a une quinzaine de jours. Je vous lis un extrait de cette lettre : « une partie des questions n'a pas été traitée l'année passée, et les questions qui ont été lues, ont été lues tellement rapidement qu'elles n'étaient plus compréhensibles pour les participants. Je me propose dès lors de lire cette année moi-même (et le mot « moi-même » est souligné) les questions et le texte qui accompagne ces questions. »

C'est la raison pour laquelle, monsieur Sassen, nous n'avons pas répondu à votre question. Nous avons attendu que vous la posiez vous-même ou que vous décidiez quelles questions devaient encore être posées. Nous n'avons donc pas répondu parce que vous nous l'avez vous-même demandé.

Intervention de Monsieur Sassen :

Voilà une réponse très astucieuse, je vous en complimente.

J'ai oublié un élément. L'année dernière, je vous ai proposé de partager avec vous quelques renseignements qui pourraient vous être utiles dans votre conflit avec Aegon, car je suis à 100% du côté de Dexia dans ce conflit. Vous m'aviez répondu que vous m'accueilleriez à bras ouverts pour discuter ce genre d'éléments. A ce jour, personne ne m'a contacté. Je comprends dès lors que le problème est réglé ou est-ce que votre intérêt s'est éteint pour d'autres raisons ?

Intervention de Monsieur François Narmon :

A quel dossier faites-vous allusion, Monsieur Sassen ?

Intervention de Monsieur Sassen :

Au procès que Dexia a entamé à juste titre contre Aegon.

Intervention de Monsieur Pierre Richard :

Si vous souhaitez nous adresser des informations sur ce sujet, vous êtes totalement libre de le faire, et nous examinerons ces éléments d'information. Nous n'allons toutefois pas prendre l'initiative de vous demander ces choses ; c'est à vous de prendre l'initiative et de nous envoyer des éléments éventuels concernant Aegon.

15) Quinzième intervenant (Monsieur Girboux)

Parmi vos actionnaires et vos administrateurs, vous avez des représentants de concurrents potentiels ; je pense par exemple à Ethias sur le marché belge et à la Caisse des Dépots et Consignations sur le marché français. Est-ce que vous n'estimez

pas qu'à un certain moment, cela peut être gênant, par exemple lorsque vous discutez de la future stratégie du groupe Dexia.

Réponse de Monsieur François Narmon:

Nous n'avons jamais considéré que la présence de ces personnes constituait un handicap pour le bon fonctionnement du Conseil d'administration. Il ne s'agit pas de concurrents directs. La Caisse des Dépôts et Consignations était à un certain moment un concurrent sur le marché américain, mais je crois que cela s'est fortement atténué. La présence du Directeur-général d'Ethias au sein de notre Conseil d'administration ne nous a jamais gênée. En raison de circonstances historiques, nous avons eu pendant de longues années une collaboration avec Ethias, qui s'appelait à ce moment SMAP. Nous retrouvons actuellement la présence d'un représentant de l'ancienne SMAP dans notre Conseil d'administration, et jamais personne n'a pris ombrage de cette présence considérant que la concurrence qui peut se développer entre Ethias et Dexia n'est pas de nature à faire du tort à Dexia.

16) Seizième intervenant (qui ne mentionne pas son nom)

Je souhaiterais encore intervenir brièvement à propos de l'éthique.

Une première remarque porte sur le dividende des actionnaires. Je me demande si nous, actionnaires, avons suffisamment conscience que ce dividende est réalisé par la production, par le travail de collaborateurs et par la vente et l'utilisation des produits. Autrement dit, le dividende résulte de tout ce qui est produit et de tout ce qui est consommé. Son financement n'est donc aucunement limité à des fonds de placement éthiques.

Deuxième remarque: Je voudrais demander une certaine prudence concernant la minimalisation de la participation de Dexia dans certaines usines que nous ne trouvons pas vraiment éthiques (par exemple, mais pas uniquement, les fabricants d'armes). Une participation de 0,05% dans une très grande entreprise ne constitue à première vue pas grand-chose, mais en pratique, cela représente tout de même une importante somme d'argent, pouvant rapidement se monter à plusieurs millions d'euro, et je voudrais illustrer ceci par un petit témoignage. J'ai un ami en Irak qui y travaille pour l'ONU et le programme alimentaire mondial; il se lamente sur la problématique des bombes à fragmentation à laquelle il est confronté; ce sont des bombes qui se dispersent avant de retomber et qui atterrissent dans un rayon de quelques kilomètres en trois ou quatre cents plus petites bombes qui, si elles tombent sur l'autoroute, explosent, tandis que sur le sable elles n'explosent pas et, des années plus tard, elles peuvent encore tuer des enfants et des paysans.

Il s'agit donc de vies humaines qui, peut-être avec la participation minime de Dexia, sont détruites, et je pense que le rôle de Dexia dans ce domaine doit tout simplement être réduit à néant.

Troisième remarque: En ce qui concerne la politique interne de la banque, je voudrais demander d'aller plus loin que la simple application des règles légales. Par

le passé, les banques belges se sont souvent retranchées derrière la «légalité» de plusieurs mesures. Citons par exemple les mines antipersonnel: chacun s'accorde à dire qu'il est intolérable de participer à la fabrication de ces armes. Au sens strict du terme, les bombes à fragmentation ne font cependant pas partie de cette catégorie d'armes; pourtant, elles sont bien plus mortelles que les mines, et elles sont utilisées en permanence: en Irak, en Yougoslavie, en Afghanistan, etc. Je voudrais donc demander à Dexia de tenir, lors de la concertation que la banque prévoit à ce sujet, un rôle moteur et d'effectivement devenir la banque du développement durable.

Quatrième remarque: Je vous demande de reprendre ce qui précède dans le rapport de l'Assemblée générale. Si Dexia veut véritablement faire plus à ce niveau, le monde extérieur peut également le savoir.

Réponse de Monsieur François Narmon :

En fait, vous n'avez pas posé de questions, mais formulé des remarques et considérations dont nous avons pris note. Monsieur Pierre Richard a d'ailleurs déjà réagi à vos remarques lorsqu'il a répondu en détail aux différentes interventions liées aux activités bancaires éthiques et au développement durable. Votre question s'y rattache entièrement et la réponse donnée est bien sûr également valable pour les éléments que vous avez avancés, par exemple en ce qui concerne les bombes à fragmentation.

Est-ce que je peux considérer que toutes les questions ont été posées ? Cela me permet de passer au deuxième point à l'ordre du jour : l'Assemblée générale est invitée à marquer son accord sur 9 projets de résolution.

(VIII) Les propositions de résolutions proposées à l'Assemblée générale

Le président de l'assemblée expose le second point de l'ordre du jour. Ce point de l'ordre du jour a trait à neuf propositions de résolution sur lesquelles l'assemblée doit se prononcer.

La *première* résolution a trait à la proposition d'approbation des comptes annuels de l'exercice 2003.

La *deuxième* résolution a trait à l'affectation du résultat. Conformément au Code des Sociétés, le Conseil d'administration demande à l'assemblée d'approuver l'affectation du résultat proposée. Le bénéfice de l'exercice 2003 s'élève à 535,1 millions EUR. Le bénéfice reporté de l'exercice précédent est de 1.097,8 millions EUR. Il en résulte que le solde du bénéfice à affecter est de 1.632,9 millions EUR. Il est proposé d'affecter ce bénéfice :

- à la réserve légale à concurrence de 4,2 millions EUR;
- à la réserve disponible à raison de 400 millions EUR;
- au payement d'un dividende brut de 0,53 EUR à chaque action, à l'exception des actions propres que détenait la société le 7 mai dernier dont l'assemblée annule le droit au dividende conformément à l'article 622 du Code des sociétés;
- et de transférer le solde au bénéfice reporté.

La *troisième* résolution a trait, en vertu de l'article 554 du Code des Sociétés, à la proposition de décharge à donner aux administrateurs pour l'accomplissement de leur mandat pendant l'exercice 2003.

La *quatrième* résolution a trait, en vertu de l'article 554 du Code des Sociétés, à la proposition de décharge à donner aux commissaires pour l'accomplissement de leur mandat pendant l'exercice 2003.

La *cinquième* résolution a trait à la nomination d'un administrateur suite à la démission de Monsieur Theo Rombouts le 1 juillet 2003. Afin de pourvoir provisoirement à cette vacance, le Conseil d'administration a nommé le 11 septembre 2003, conformément aux dispositions statutaires, Monsieur Jan Renders, président de l'ACW. Le Conseil d'administration propose de procéder à la nomination pour un nouveau mandat de quatre ans, prenant fin à l'issue de l'assemblée générale ordinaire de 2008, de Monsieur Jan Renders.

La *sixième* résolution a trait à la nomination d'un administrateur suite à la démission de Monsieur Philippe Bourguignon le 1 octobre 2003. Afin de pourvoir provisoirement à cette vacance, le Conseil d'administration a nommé le 20 novembre 2003, conformément aux dispositions statutaires, Monsieur Francis Mayer, directeur-général de la Caisse des dépôts et consignations. Le Conseil d'administration propose

de procéder à la nomination pour un nouveau mandat de quatre ans, prenant fin à l'issue de l'assemblée générale ordinaire de 2008, de Monsieur Francis Mayer.

La *septième* résolution a trait à la nomination d'un administrateur suite au décès de Monsieur Paul-Louis Halley le 6 décembre 2003. Afin de pourvoir provisoirement à cette vacance, le Conseil d'administration a nommé le 4 mars 2004, Madame Anne-Marie Idrac, conformément aux dispositions statutaires. Le Conseil d'administration propose de procéder à la nomination pour un nouveau mandat de quatre ans, prenant fin à l'issue de l'assemblée générale ordinaire de 2008, de Madame Anne-Marie Idrac.

La *huitième* résolution a trait à la désignation par le Conseil d'administration du 4 mars 2004 des administrateurs indépendants au sens de l'article 524 du code des sociétés et pour les besoins de la procédure prévue par ladite disposition, des administrateurs suivants, lesquels répondent à l'ensemble des critères d'indépendance énoncés par ladite disposition et aux autres critères d'indépendance adoptés par le Conseil d'administration :

- Gilles Benoist
- Thierry Breton
- Anne-Marie Idrac
- Denis Kessler
- André Lévy-Lang
- Roberto Mazzotta
- Gaston Schwertzer
- Anne-Claire Taittinger
- Brian Unwin

La *neuvième* résolution a trait à l'approbation, aux fins de l'application du régime fiscal prévu par l'article 423 de l' Internal Revenue Code, l'émission d'un total de 3.568 actions aux employés de Financial Security Assurance, Inc. ("FSA") et de ses filiales directes et indirectes établies aux Etats-Unis, et qui ont été souscrites dans le cadre du plan d'actionnariat salarié 2003 du groupe Dexia. La période de souscription s'étendait du 28 août au 29 septembre 2003.

(IX) Les votes de l'Assemblée générale

Le président invite ensuite l'Assemblée générale à passer au vote des neuf résolutions qui lui ont été proposées.

Il demande à Monsieur Rik Martens de donner une brève explication sur les aspects pratiques des votes. Il rappelle que les actionnaires présents et représentés pourront participer aux votes. Les détenteurs de warrants et de certificats assistent à la réunion seulement avec voix consultative.

Première résolution

L'Assemblée générale approuve les comptes annuels de l'exercice 2003.

La résolution est adoptée à 99,36 % des voix (en nombre d'actions présentes ou représentées : 627.720.435).
Abstention: 0,64 % (en nombre d'actions présentes ou représentées : 4.016.828).
Contre : 0,01 % (en nombre d'actions présentes ou représentées : 50.819).

Seconde résolution

L'assemblée approuve l'affectation du résultat proposée. Le bénéfice de l'exercice 2003 s'élève à 535,1 millions EUR. Le bénéfice reporté de l'exercice précédent est de 1.097,8 millions EUR. Il en résulte que le solde du bénéfice à affecter est de 1.632,9 millions EUR comme suit :

- à la réserve légale à concurrence de 4,2 millions EUR;
- à la réserve disponible à raison de 400 millions EUR;
- au payement d'un dividende brut de 0,53 EUR à chaque action, à l'exception des actions propres que détiendra la société le 7 mai 2004 et dont l'assemblée annule le droit au dividende conformément à l'article 622 du Code des sociétés.

La résolution est adoptée à 99,00 % des voix (en nombre d'actions présentes ou représentées : 625.861.907).
Abstention: 0,54 % (en nombre de voix présentes ou représentées : 3.398.016).
Contre: 0,46% (en nombre d'actions présentes ou représentées : 2.892.226).

Troisième résolution

L'Assemblée générale décide de donner décharge aux administrateurs pour l'accomplissement de leur mandat pendant l'exercice 2003.

La résolution est adoptée à 97,88 % des voix (en nombre de voix présentes ou représentées : 469.791.146).

Abstention: 0,00% (en nombre de voix présentes ou représentées : 11.241).
Contre: 2,12 % (en nombre d'actions présentes ou représentées : 10.169.281).

Quatrième résolution

L'Assemblée générale décide de donner décharge aux commissaires pour l'accomplissement de leur mandat pendant l'exercice 2003.

La résolution est adoptée à 97.46 % des voix (en nombre d'actions présentes ou représentées : 616.091.591).
Abstention: 0.00 % (en nombre d'actions présentes ou représentées : 29.466).
Contre: 2,54% (en nombre d'actions présentes ou représentées : 16.029.993).

Cinquième résolution

L'Assemblée générale décide de la nomination pour un nouveau mandat de quatre ans, prenant fin à l'issue de l'Assemblée générale ordinaire de 2008, de Monsieur Jan Renders, nommé provisoirement par le Conseil d'administration du 11 septembre 2003, conformément aux dispositions statutaires, en remplacement de Monsieur Theo Rombouts, démissionnaire.

La résolution est adoptée à 88.95% des voix (en nombre d'actions présentes ou représentées : 562.297.589).
Abstention : 0.54% (en nombre d'actions présentes ou représentées : 3.241.580).
Contre: 10.51% (en nombre d'actions présentes ou représentées : 66.431.881).

Sixième résolution

L'Assemblée générale décide de la nomination pour un nouveau mandat de quatre ans, prenant fin à l'issue de l'Assemblée générale ordinaire de 2008, de Monsieur Francis Mayer nommé provisoirement par le Conseil d'administration du 20 novembre 2003, conformément aux dispositions statutaires, en remplacement de Monsieur Philippe Bourguignon, démissionnaire.

La résolution est adoptée à 97.40% des voix (en nombre d'actions présentes ou représentées : 615.729.910).
Abstention : 0.54% (en nombre d'actions présentes ou représentées : 3.415.481).
Contre: 2.06 % (en nombre d'actions présentes ou représentées : 13.005.654).

Septième résolution

L'Assemblée générale décide de la nomination pour un nouveau mandat de quatre ans, prenant fin à l'issue de l'Assemblée générale ordinaire de 2008, de Madame Anne-Marie Idrac nommé provisoirement par le Conseil d'administration du 4 mars 2004, conformément aux dispositions statutaires, en remplacement de Monsieur Paul-Louis Halley, décédé.

La résolution est adoptée à 97.96 % des voix (en nombre d'actions présentes ou représentées : 617.367.465).

Abstention : 0.43 % (en nombre d'actions présentes ou représentées : 2.703.865).
Contre : 1.61 % (en nombre d'actions présentes ou représentées : 10.164.590).

Huitième résolution

L'Assemblée générale approuve la désignation des administrateurs indépendants suivants provisoirement nommés au Conseil d'administration du 4 mars 2004 au sens de l'article 524 du code des sociétés et pour les besoins de la procédure prévue par ladite disposition répondant à l'ensemble des critères d'indépendance énoncés par ladite disposition et aux autres critères d'indépendance adoptés par le Conseil d'administration :

- Gilles Benoist
- Thierry Breton
- Anne-Marie Idrac
- Denis Kessler
- André Lévy-Lang
- Roberto Mazzotta
- Gaston Schwertzer
- Anne-Claire Taittinger
- Brian Unwin

La résolution est adoptée à 97,96 % des voix (en nombre d'actions présentes ou représentées : 617.367.465).
Abstention : 0.43 % (en nombre d'actions présentes ou représentées : 2.703.865).
Contre : 1,61 % (en nombre d'actions présentes ou représentées : 10.164.590).

Neuvième résolution :

L'Assemblée générale approuve l'émission d'un total de 3.568 actions aux employés de Financial Security Assurance, Inc. ("FSA") et de ses filiales directes et indirectes établies aux Etats-Unis, et qui ont été souscrites dans le cadre du plan d'actionnariat salarié 2003 du groupe Dexia aux fins de l'application du régime fiscal prévu par l'article 423 de l'Internal Revenue Code. La période de souscription s'étendait du 28 août au 29 septembre 2003.

La résolution est adoptée à 99,61 % des voix (en nombre d'actions présentes ou représentées : 626.998.007).
Abstention : 0.31 % (en nombre d'actions présentes ou représentées : 1.935.117).
Contre : 0.08 % (en nombre d'actions présentes ou représentées : 492.688).